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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          FRESH DEL MONTE PRODUCE INC.
             (Exact Name of Registrant as Specified in Its Charter)

                               THE CAYMAN ISLANDS
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                           WALKER HOUSE, MARY STREET
                                  P.O. BOX 265
                           GEORGE TOWN, GRAND CAYMAN
             (Address of Registrant's Principal Executive Office)

                       C/O DEL MONTE FRESH PRODUCE COMPANY
                                800 DOUGLAS ROAD
                             NORTH TOWER, 12TH FLOOR
                           CORAL GABLES, FLORIDA 33134
                (Address of Registrant's U.S. Executive Office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                             Form 20-F [X]  Form 40-F

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes [ ]  No [X]

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ITEM 5.           OTHER EVENTS

         Fresh Del Monte Produce Inc. is updating the disclosure contained in its Annual Report on Form 20-F for the year ended December 29, 2000 and its Report on Form 6-K dated August 7, 2001, with the following disclosure. References herein to "Fresh Del Monte," "we," "our" and "us" refer to Fresh Del Monte Produce Inc. and its consolidated subsidiaries, unless the context indicates otherwise. References herein to "$" and "dollars" are to the United States dollars. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding. As used herein, references to years ended 1998, 1999 and 2000 are to fiscal years ended January 1, 1999, December 31, 1999 and December 29, 2000, respectively.



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                                  RISK FACTORS

WE COULD REALIZE LOSSES AND SUFFER LIQUIDITY PROBLEMS DUE TO DECLINES IN SALES PRICES FOR BANANAS, PINEAPPLES AND OTHER FRESH PRODUCE.

     Our profitability depends largely upon our profit margins and sales volumes of bananas, pineapples and, to a lesser extent, other fresh produce. In 1999 and 2000, banana sales accounted for the most significant portion of our total net sales, and pineapple sales accounted for the most significant portion of our total gross profit.

     Supplies of bananas can be increased relatively quickly due to the banana's relatively short growing cycle and the limited capital investment required for banana growing. As a result of imbalances in supply and demand and import regulations, banana prices fluctuate significantly. Average sales prices for bananas have been declining significantly since 1995 and, as a result, our operating results have been adversely affected.

     Sales prices for bananas, pineapples and other fresh produce are difficult to predict. It is possible that sales prices for bananas will decline further in the future and sales prices for pineapples and other fresh produce may decline. In recent years, there has been increasing consolidation among food retailers, wholesalers and distributors. We believe the increasing consolidation may contribute to further downward pressure on our sales prices. In the event of a decline in fresh produce sales prices or sales volumes, we could realize significant losses, experience liquidity problems and suffer a weakening in our financial condition. A significant portion of our costs are fixed, so that fluctuations in the prices of fresh produce have an immediate impact on our profitability.

DUE TO FLUCTUATIONS IN THE SUPPLY OF AND DEMAND FOR FRESH PRODUCE, OUR RESULTS OF OPERATIONS ARE HIGHLY SEASONAL, AND WE REALIZE A GREATER PORTION OF OUR NET SALES AND GROSS PROFIT DURING THE FIRST TWO QUARTERS OF EACH YEAR.

     In part as a result of seasonal sales price fluctuations, we have historically realized a substantial majority of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October. We realize most of our sales and gross profit for melons, grapes, non-tropical fruit and other fruit and vegetables during the North American and European off-season from October to May.

CROP DISEASE OR SEVERE WEATHER CONDITIONS COULD RESULT IN SUBSTANTIAL LOSSES AND WEAKEN OUR FINANCIAL CONDITION.

     Crop disease or severe weather conditions from time to time, including floods, droughts, windstorms and hurricanes, may adversely affect our supply of one or more fresh produce items, reduce our sales volumes and increase our unit production costs. This is particularly true in the case of our premium pineapple product, the Del Monte Gold(R) Extra Sweet pineapple, because a substantial portion of our production is grown in one region in Costa Rica. Because a significant portion of our costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition. We have experienced crop disease and severe weather conditions from time to time including Hurricane Mitch in

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Guatemala in 1998, flooding in Costa Rica in 1996 and a significant outbreak of
Black Sigatoka disease at our Costa Rican banana farms during 1993 and 1994. When crop disease or severe weather conditions destroy crops planted on our farms, we lose our investment in those crops.

THE FRESH PRODUCE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE.

     The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. In banana and pineapple markets, we compete principally with a limited number of multinational and large regional producers. In the case of our other fresh fruit and vegetables, we compete with numerous small producers, as well as certain regional competitors. Our sales are also affected by the availability of seasonal and alternative fresh produce. The extent of competition varies by type of fruit or vegetable. To compete successfully, we must be able to strategically source fresh produce of uniformly high quality and sell and distribute it on a timely and regular basis. In addition, since our profitability has depended primarily on our gross profit on the sale of our extra sweet pineapples, intensified competition in the production and sale of extra sweet pineapples could adversely affect our financial results.

WE ARE SUBJECT TO MATERIAL CURRENCY EXCHANGE RISKS BECAUSE OUR OPERATIONS INVOLVE TRANSACTIONS DENOMINATED IN VARIOUS CURRENCIES.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies and our results of operations, as expressed in dollars, may be significantly affected by fluctuations in rates of exchange between currencies. Although a substantial portion of our sales revenues (44% in 2000) is denominated in non-dollar currencies, we incur the majority of our costs in dollars. We generally are unable to adjust our non-dollar local currency produce sales prices to compensate for fluctuations in the exchange rate of the dollar against the relevant local currency. In addition, there is normally a time lag between our incurrence of costs and collection of the related sales proceeds. Accordingly, if the dollar appreciates relative to the currencies in which we receive sales proceeds, our operating results may be negatively affected. Although we periodically enter into currency forward contracts as a hedge against currency exposures, we may not enter into these contracts during any particular period or these contracts may not adequately offset currency fluctuations.

OUR STRATEGY OF INCREASING THE VALUE-ADDED SERVICES THAT WE PROVIDE TO OUR CUSTOMERS MAY NOT BE SUCCESSFUL.

     We are expanding our service offering to include a higher proportion of value-added services, such as the preparation of fresh-cut fruit and vegetables, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. This represents a significant departure from our traditional business of delivering our products to our customers at the port. In recent periods, we have made significant investments in distribution centers and fresh-cut facilities through capital expenditures and acquisitions. We may not be successful in anticipating the demand for these services, in establishing the requisite infrastructure to meet customer demands or the provision of these value-added services. If we are not successful in these efforts, our business, financial condition or results of operations could be materially and adversely affected.

INCREASED PRICES FOR FUEL, PACKAGING MATERIALS OR SHORT-TERM REFRIGERATED VESSEL CHARTER RATES COULD INCREASE OUR COSTS SIGNIFICANTLY.

     Our costs are determined in large part by the prices of fuel and packaging materials, including containerboard, plastic and resin. We may be adversely affected if sufficient quantities of these materials are not available to us. Any significant increase in the cost of these items could also materially and adversely affect our results. Other than the cost of our products (including packaging), sea transportation costs represent the largest component of cost of products sold. During 1999 and 2000, the cost of fuel and containerboard increased as compared to the prior years, which resulted in a negative impact on our results of operations. Our average cost of fuel increased by 53% between 1999 and 2000 and our average cost of containerboard increased by 20% during the same period. In addition, we are subject to the volatility of the short-term charter vessel market because approximately half of our refrigerated vessels are chartered rather than owned. These charters


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are primarily short-term, typically for periods of one to three years. As a result, a significant increase in short-term charter rates would materially and adversely affect our results.

WE ARE SUBJECT TO LEGAL AND ENVIRONMENTAL RISKS THAT COULD RESULT IN SIGNIFICANT CASH OUTLAYS.

     We are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays and could materially and adversely affect our results of operations and financial condition. In addition, we may be subject to product liability claims if personal injury results from the consumption of any of our products. This risk may increase in connection with our entry into the fresh-cut fruit and vegetables market. In addition, although the fresh-cut fruit and vegetables market is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

     The United States Environmental Protection Agency, or the EPA, has placed a certain site at our plantation in Oahu, Hawaii on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, which we refer to as the "Superfund" law. Under an order entered into with the EPA, we completed a remedial investigation and engaged in a feasibility study to determine the extent of the environmental contamination. The remedial investigation report was finalized on January 21, 1999 and approved by the EPA in February 1999. The final draft feasibility study was submitted for EPA review in December 1999, and we expect that the feasibility study will be finalized by the fourth quarter of 2001. The ultimate outcome and any potential costs associated with this matter are estimated to be between approximately $5 million and $30 million.

     In addition, we are involved in several actions in U.S. and non-U.S. courts involving allegations by numerous Central American and Philippine plaintiffs that they were injured during the 1970s and 1980s by exposure to a nematocide containing the chemical Dibromochloropropane.

ENVIRONMENTAL AND OTHER REGULATION OF OUR BUSINESS COULD ADVERSELY IMPACT US BY INCREASING OUR PRODUCTION COST OR RESTRICTING OUR ABILITY TO IMPORT CERTAIN PRODUCTS INTO THE UNITED STATES.

     Our business depends on the use of fertilizers, pesticides and other agricultural products. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. For example, methyl bromide, a pesticide used for fumigation of imported produce (principally melons) for which there is currently no known substitute, is currently scheduled to be phased out in the United States in 2006. Also, under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the EPA is undertaking a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. These actions and future actions regarding the availability and use of pesticides could have an adverse effect on us. In addition, if a regulatory agency were to determine that we are not in compliance with a regulation in that agency's jurisdiction, this could result in substantial penalties and could also result in a ban on the sale of part or all of our products in that jurisdiction.

WE ARE EXPOSED TO POLITICAL, ECONOMIC AND OTHER RISKS FROM OPERATING A MULTINATIONAL BUSINESS.

     Our business is multinational and subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include those of adverse government regulation, including the imposition of import and export duties and quotas, currency restrictions, expropriation and potentially burdensome taxation. For example, banana import regulations have restricted our access to the European Union banana market and increased the cost of doing business in the European Union. This banana import license system is scheduled to remain in effect until December 31, 2005. The potential risks of operating a multinational business may be greater in countries where our activities are a significant factor in the country's economy, which is particularly true of our banana, pineapple and melon operations in Costa Rica and our banana and melon operations in Guatemala.


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     We have a disagreement with the Government of Cameroon with respect to its intended privatization of certain banana plantations with which we have contracts to purchase their banana production. We disagree over the amount of acreage that can be privatized and the date of the intended privatization. The Government of Cameroon commenced procedures for the privatization of these banana plantations through an auction process, but the process resulted in no bidders. We cannot predict whether or when the Government of Cameroon will again attempt to privatize the banana plantations. Since bananas produced in Cameroon benefit from certain banana import preferences and tax exemptions in the European Union, privatization may have a negative effect on our results of operations.

     Several Central and South American countries in which we operate have established "minimum" export prices for bananas that are used as the reference point in banana purchase contracts from independent producers, thus limiting our ability to negotiate lower purchase prices. These minimum export price requirements could potentially increase the cost of sourcing bananas in countries that have established such requirements.

     We are also subject to a variety of government regulations in countries where we market our products, including the United States, the countries of the European Union, Japan, South Korea and China. Examples of the types of regulation we face include:

     - sanitary regulations;

     - regulations governing pesticide use and residue levels; and

     - regulations governing packaging and labeling.

     If we fail to comply with applicable regulations, it could result in an order barring the sale of part or all of a particular shipment of our products or, possibly, the sale of any of our products for a specified period. Such a development could result in significant losses and could weaken our financial condition.

THE DISTRIBUTION OF OUR FRESH PRODUCE IN EUROPE COULD BE ADVERSELY AFFECTED IF WE FAIL TO MAINTAIN OUR DISTRIBUTION ARRANGEMENTS.

     We import and distribute much of our fresh produce in Europe through marketing companies or partnerships with which we have exclusive arrangements or that distribute our products on a commission basis. If any of these arrangements were terminated, our ability to import and distribute products in these regions could be significantly limited.

ACTS OR OMISSIONS OF OTHER COMPANIES COULD ADVERSELY AFFECT THE VALUE OF THE DEL MONTE(R) BRAND.

     We depend on the DEL MONTE(R) brand in marketing our fresh produce. We share the DEL MONTE(R) brand with unaffiliated companies that manufacture, distribute and sell canned or processed fruits and vegetables, dried fruit, snacks and other products. Acts or omissions by these companies, including an instance of food-borne contamination or disease, may adversely affect the value of the DEL MONTE(R) brand. Our reputation and the value of the DEL MONTE(R) brand may be adversely affected by negative consumer perception of this brand.

OUR SUCCESS DEPENDS ON THE SERVICES OF OUR SENIOR EXECUTIVES, THE LOSS OF WHOM COULD DISRUPT OUR OPERATIONS.

     Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team. We may not be able to retain our existing senior management personnel or to attract additional qualified senior management personnel.

OUR ACQUISITION AND EXPANSION STRATEGY MAY NOT BE SUCCESSFUL.

     Our growth strategy is based in part on growth through acquisitions or expansion, which poses a number of risks. We may not be successful in identifying appropriate acquisition candidates, consummating acquisitions on satisfactory terms or integrating any newly acquired or expanded business with our current operations. We may issue ordinary shares, incur long-term or short-term indebtedness, spend cash or use a


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combination of these for all or part of the consideration paid in future acquisitions or to expand our operations. We also are currently subject to contractual limitations on our ability to effect acquisitions under our credit facility. While we regularly evaluate various acquisition opportunities, we have no present commitments or agreements with respect to any material acquisition.

OUR INDEBTEDNESS COULD LIMIT OUR FINANCIAL AND OPERATING FLEXIBILITY AND SUBJECT US TO OTHER RISKS.

     At June 29, 2001, our total debt, including current maturities and capital lease obligations, was $382.5 million and our total debt to total capitalization ratio was approximately 42%. This level of indebtedness could have significant consequences because:

     - a substantial portion of our net cash flow from operations must be dedicated to debt service and will not be available for other purposes;

     - our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited either by financial considerations or due to covenants in existing loan agreements; and

     - our level of indebtedness may limit our flexibility in reacting to changes in the industry and economic conditions generally.

     Our ability to meet our financial obligations will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our ability to meet our financial obligations also may be adversely affected by the seasonal nature of our business, the cyclicality of agricultural commodity prices, the susceptibility of our product sourcing to crop disease or severe weather conditions and other factors.

     Since we are a holding company, our ability to meet our financial obligations depends primarily on receiving sufficient funds from our subsidiaries. The payment of dividends or other distributions to us by our subsidiaries may be restricted by the provisions of our credit agreements and other contractual requirements and by applicable legal restrictions on payment of dividends.

     If we were unable to meet our financial obligations, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which strategies might not be successful. Additional sales of our equity capital could substantially dilute the ownership interest of existing shareholders.

     Our credit facility imposes operating and financial restrictions on our activities. Our failure to comply with the obligations under this facility, including maintenance of financial ratios, could result in an event of default, which, if not cured or waived, would permit acceleration of the indebtedness due under the facility.

WE ARE CONTROLLED BY OUR PRINCIPAL SHAREHOLDERS.

     IAT Group Inc. and its current shareholders, members of the Abu-Ghazaleh family, are our principal shareholders and currently directly and indirectly beneficially own approximately 67% of our outstanding ordinary shares. Our chairman and chief executive officer, and two other directors, are members of the Abu-Ghazaleh family. We expect our principal shareholders to continue to use their majority interest in the ordinary shares to direct our management, to control the election of our entire board of directors, to determine the method and timing of the payment of any dividends, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the ordinary shares at a premium over their market price and may otherwise adversely affect the market price of the ordinary shares.

A SUBSTANTIAL NUMBER OF OUR ORDINARY SHARES ARE AVAILABLE FOR SALE IN THE PUBLIC MARKET AND SALES OF THOSE SHARES COULD ADVERSELY AFFECT OUR SHARE PRICE.

     Future sales of the ordinary shares by our principal shareholders, or the perception that such sales could occur, could adversely affect the prevailing market price of our ordinary shares. Of the 53,969,600 ordinary


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shares outstanding as of August 31, 2001, 31,884,200 ordinary shares are
"restricted securities." These "restricted" ordinary shares are registrable upon demand and are eligible for sale in the public market without registration under the Securities Act of 1933, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act.

OUR ORGANIZATIONAL DOCUMENTS CONTAIN A VARIETY OF ANTI-TAKEOVER PROVISIONS THAT COULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL.

     Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of us that is not approved by our board of directors. These provisions include:

     - a classified board of directors;

     - a prohibition on shareholder action through written consents;

     - a requirement that general meetings of shareholders be called only by a majority of the board of directors or by the Chairman of the Board;

     - advance notice requirements for shareholder proposals and nominations;

     - limitations on the ability of shareholders to amend, alter or repeal our organizational documents; and

     - the authority of the board of directors to issue preferred shares with such terms as the board of directors may determine.

     In addition, a change of control would constitute an event of default under our credit facility which would have a material adverse effect on us. These provisions also could delay, deter or prevent a takeover attempt.

OUR SHAREHOLDERS HAVE LIMITED RIGHTS UNDER CAYMAN ISLANDS LAW.

     We are incorporated under the laws of the Cayman Islands, and our corporate affairs are governed by our memorandum of association and our articles of association and by the Companies Law (2001 Second Revision) of the Cayman Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under Cayman Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent applicable in most U.S. jurisdictions. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, there is doubt as to whether the courts of the Cayman Islands would enforce, either in an original action or in an action for enforcement of judgments of U.S. courts, liabilities that are predicated upon the U.S. federal securities laws.

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                         PRICE RANGE OF ORDINARY SHARES

     Our ordinary shares have been listed on the New York Stock Exchange under the symbol "FDP" since October 24, 1997, the date of our initial public offering. The following table sets forth the high and low sale prices of our ordinary shares for the quarters (or portion thereof) indicated as reported on the New York Stock Exchange Composite Tape:

                                                               HIGH     LOW
                                                              ------   ------
1999
  First quarter.............................................  $21.00   $15.25
  Second quarter............................................  $18.50   $12.88
  Third quarter.............................................  $15.69   $10.50
  Fourth quarter............................................  $11.38   $ 6.31
2000
  First quarter.............................................  $ 9.75   $ 6.75
  Second quarter............................................  $ 9.94   $ 6.06
  Third quarter.............................................  $ 7.06   $ 5.38
  Fourth quarter............................................  $ 6.44   $ 3.38
2001
  First quarter.............................................  $ 8.89   $ 4.56
  Second quarter............................................  $11.08   $ 5.75
  Third quarter (through September 7, 2001).................  $15.95   $10.46

                                DIVIDEND POLICY

     We have not declared or paid any cash or other dividends on our ordinary shares since our initial public offering in October 1997. Although we have no current plans to do so, we may pay cash or other dividends in the future. Any future payment of dividends is at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

     Under Cayman Islands law, we may declare cash or other dividends only out of profits or out of our share premium account if, after the dividend, we would have the ability to pay our debts as they become due. If we decide to pay cash dividends, they will be paid in dollars. Because we are a holding company, our ability to pay dividends or make distributions will depend on our receiving dividends or other payments from our principal operating subsidiaries. In addition, our credit facility limits our ability to pay cash or other dividends.

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               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupes, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics system allows us to provide regular delivery of consistently high quality produce and value-added services to our customers.

NET SALES

     Our net sales are affected by numerous factors including the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve. For example, seasonal variations in demand for bananas as a result of increased supply and competition from other fruit are reflected in the seasonal fluctuations in banana prices, with the first six months of each year generally exhibiting stronger demand and higher prices, except in those years where an excess supply exists.

     Since our financial reporting currency is the dollar, our net sales are significantly affected by fluctuations in the value of the currency in which we conduct our sales versus the dollar, with a strong dollar versus such currencies resulting in reduced net sales in dollar terms. Our net sales for 2000 decreased by approximately $35.0 million, as compared to 1999, primarily as a result of a strong dollar versus the Euro partially offset by a weaker dollar versus the Japanese yen. Net sales in the first six months of 2001 decreased by approximately $24.9 million as compared to the same period for the prior year as a result of a stronger dollar versus the Euro and Japanese yen.

     Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of other fresh produce, primarily pineapples and melons, favorable pricing on the Del Monte Gold(R) Extra Sweet pineapple, as well as acquisitions and expansion of value-added services such as banana ripening. Our net sales growth in recent years is also attributable, to a lesser extent, to a broadening of our product line with the expansion of our fresh-cut fruit and vegetable and sweet onion business. We expect our net sales growth to continue to be driven by increased sales volumes in our other fresh produce segment.

COST OF PRODUCTS SOLD

     Cost of products sold is principally composed of two elements, product and logistics costs. Product cost for company-grown produce is primarily composed of cultivation (the cost of growing crops), harvesting, packaging, labor, depreciation and farm administration. Product cost for produce obtained from independent growers is composed of produce cost and packaging costs. Logistics costs include air, land and sea transportation and expenses related to port facilities and distribution centers. Sea transportation cost is the most significant component of logistics costs and is comprised of the cost of chartering refrigerated vessels and vessel operating expenses. Vessel operating expenses for company-owned vessels include operations, maintenance, depreciation, insurance, fuel, the cost of which is subject to commodity price fluctuations, and port charges. For chartered vessels, operating expenses include fuel and port charges. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices, can have a significant impact on our product cost and, accordingly, profit margins. Containerboard, plastic, resin and fuel prices have historically been volatile. Containerboard and fuel prices increased significantly in 2000 as compared to 1999. Containerboard and fuel prices on a per ton basis have recently declined slightly.

     Historically, we have received subsidies from the Costa Rican government for the production and export of pineapples which we accounted for as a reduction in cost of products sold. These subsidies, which were $9.3 million for 1999 and $8.2 million for 1998, expired on December 31, 1999.

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     In general, changes in our volume of products sold can have a disproportionate effect on our gross profit. Within any particular year, a significant portion of our cost of products sold is fixed, both with respect to company-owned operations and with respect to the cost of produce purchased from independent growers from whom we have agreed to purchase all the products they produce. Accordingly, higher volumes produced on company-owned farms directly reduce the average per-box cost, while lower volumes directly increase the average per-box cost. In addition, because the volume that will actually be produced on farms owned by us and by independent growers in any given year depends on a variety of factors, including weather, that are beyond our control or the control of our independent growers, it is difficult to predict volumes and per-box costs.

     In 1998, Guatemalan banana operations were interrupted as a result of Hurricane Mitch. The hurricane damage resulted in a one-time charge of $26.5 million for asset write offs and other costs, net of insurance proceeds and reduced banana production by approximately six million and two million boxes in 1999 and 1998, respectively, or approximately 5% and 2%, respectively, of our worldwide banana volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses include primarily the costs associated with selling in countries where we have our own sales force, advertising and promotional expenses, general corporate overhead and other related administrative functions.

INTEREST EXPENSE

     Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt primarily for vessel purchases and capital lease obligations. Increases in interest rates during 2000 significantly contributed to the increase in interest expense. Interest rates in the first six months of 2001 have declined in comparison to interest rates at the end of 2000 and the first six months of 2000. As a result, our interest expense has declined due to lower effective interest rates and a lower average debt balance.

OTHER INCOME (LOSS), NET

     Other income (loss), net, primarily consists of equity earnings in unconsolidated companies, together with currency exchange gains or losses.

PROVISION FOR INCOME TAXES

     Income taxes consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. Since we are a non-U.S. company with substantial operations outside the United States, a substantial portion of our results of operations is not subject to U.S. taxation. Many of the countries in which we operate have favorable tax rates. We are subject to U.S. taxation on our distribution operations in the United States. From time to time, tax authorities in various jurisdictions in which we operate audit our tax returns and review our business structures and positions and there are audits presently pending in various countries. There can be no assurance that any tax audits, or changes in existing tax laws or interpretations in countries in which we operate, will not result in an increased effective tax rate for us.

RESULTS OF OPERATIONS

     The following table presents, for each of the periods indicated, certain income statement data expressed as a percentage of net sales:

                                                             YEAR ENDED                   SIX MONTHS ENDED
                                              ----------------------------------------   -------------------
                                              JANUARY 1,   DECEMBER 31,   DECEMBER 29,   JUNE 30,   JUNE 29,
                                                 1999          1999           2000         2000       2001
                                              ----------   ------------   ------------   --------   --------
INCOME STATEMENT DATA:
Net sales...................................    100.0%        100.0%         100.0%       100.0%     100.0%
Gross profit................................     12.2           8.6            8.9         11.4       15.5
Selling, general and administrative
  expenses..................................      3.6           3.6            4.4          3.7        4.2
Operating income............................      6.5           4.8            4.4          7.5       11.1
Interest expense............................      1.9           1.7            2.3          2.1        1.9
Income before extraordinary charge..........      4.8           3.3            1.8          5.3        7.7
Net income..................................      3.7           3.3            1.8          5.3        7.7

     The following tables present for each of the periods indicated (1) net sales by geographic region, (2) net sales by product category and (3) gross profit by product category, and in each case, the percentage of the total represented thereby:

                                                YEAR ENDED                              SIX MONTHS ENDED
                             -------------------------------------------------   -------------------------------
                               JANUARY 1,      DECEMBER 31,      DECEMBER 29,       JUNE 30,         JUNE 29,
                                  1999             1999              2000             2000             2001
                             --------------   --------------    --------------   --------------   --------------
                                                            (DOLLARS IN MILLIONS)
NET SALES BY GEOGRAPHIC
  REGION:
  North America............  $  781.0    49%  $  830.4    48%   $  922.2    50%  $  516.6    49%  $  561.3    52%
  Europe...................     522.8    33      601.5    34       572.7    31      316.9    30      307.9    29
  Asia-Pacific.............     237.7    15      280.7    16       324.5    17      195.4    19      180.4    17
  Other....................      58.6     3       30.6     2        39.9     2       23.4     2       25.7     2
                             --------   ---   --------   ---    --------   ---   --------   ---   --------   ---
         Total.............  $1,600.1   100%  $1,743.2   100%   $1,859.3   100%  $1,052.3   100%  $1,075.3   100%
                             ========   ===   ========   ===    ========   ===   ========   ===   ========   ===
NET SALES BY PRODUCT
  CATEGORY:
  Bananas..................  $  897.5    56%  $  951.3    55%   $  921.0    50%  $  514.4    49%  $  479.8    45%
  Other fresh produce......     638.2    40      701.3    40       838.9    45      485.1    46      541.6    50
  Non-produce..............      64.4     4       90.6     5        99.4     5       52.8     5       53.9     5
                             --------   ---   --------   ---    --------   ---   --------   ---   --------   ---
         Total.............  $1,600.1   100%  $1,743.2   100%   $1,859.3   100%  $1,052.3   100%  $1,075.3   100%
                             ========   ===   ========   ===    ========   ===   ========   ===   ========   ===
GROSS PROFIT BY PRODUCT
  CATEGORY:
  Bananas..................  $   32.7    17%  $   (4.0)   (3)%  $    6.3     4%  $   43.3    36%  $   42.3    25%
  Other fresh produce......     160.6    82      155.5   103       162.1    97       79.6    67      121.9    73
  Non-produce..............       1.4     1       (0.9)   --        (1.5)   (1)      (3.3)   (3)       2.5     2
                             --------   ---   --------   ---    --------   ---   --------   ---   --------   ---
         Total.............  $  194.7   100%  $  150.6   100%   $  166.9   100%  $  119.6   100%  $  166.7   100%
                             ========   ===   ========   ===    ========   ===   ========   ===   ========   ===

FIRST SIX MONTHS OF 2001 COMPARED WITH FIRST SIX MONTHS OF 2000

  Net Sales

     Net sales for the first six months of 2001 were $1,075.3 million compared with $1,052.3 million for the first six months of 2000. The increase in net sales of $23.0 million, or 2%, was attributable to the other fresh produce category, partially offset by lower banana net sales. Net sales of other fresh produce increased as a result of higher per unit sales prices of pineapples, melons, non-tropical fruit and fresh-cut products, as well as higher sales volumes of pineapples and fresh-cut products. Banana net sales decreased by $34.6 million as compared with the prior year due in part to a planned reduction in sales to selected less profitable markets. The fresh-cut operations contributed $40.1 million to net sales in the first six months of 2001.

     Net sales were adversely affected by a stronger dollar versus the Euro and Japanese yen. The net effect of foreign exchange in the first six months of 2001 compared with the same period of 2000 was a decrease in net sales of approximately $24.9 million.

  Cost of Products Sold

     Cost of products sold was $908.6 million for the first six months of 2001 compared with $932.7 million for the first six months of 2000, a decrease of $24.1 million. The decrease is primarily due to the planned reduction in banana sales volume combined with lower sea transportation costs.

  Gross Profit

     Gross profit was $166.7 million for the first six months of 2001 compared with $119.6 million for the same period in 2000, an increase of $47.1 million or 39%. As a percentage of net sales, gross profit margin increased to 15.5% in the first six months of 2001 from 11.4% in the first six months of 2000 primarily due to the higher net sales of other fresh produce, principally pineapples and melons, and reduced sea transportation costs.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $6.2 million to $45.2 million in the first six months of 2001 compared with $39.0 million for the first six months of 2000. The increase is principally due to higher selling and marketing expenses in North America combined with higher professional fees and other expenses due to expansion of our business.

  Operating Income

     Operating income for the first six months of 2001 was $119.8 million compared with $78.9 million for the same period in 2000, an increase of $40.9 million, or 52%. The increase is due primarily to an increase in gross profit, partially offset by the increase in selling, general and administrative expenses.

  Other Loss, Net

     Other loss, net increased by $5.4 million to a loss of $6.2 million for the first six months of 2001 from a loss of $0.8 million for the first six months of 2001. The change was due primarily to lower equity earnings of unconsolidated subsidiaries and the higher minority interest expense related to consolidated subsidiaries which are not wholly-owned by us.

  Provision for Income Taxes

     Provision for income taxes increased from $2.0 million in the first six months of 2000 to $11.6 million for the first six months of 2001 primarily due to increased earnings in jurisdictions where tax rates are significantly higher and where tax loss carryforwards cannot be utilized.

2000 COMPARED WITH 1999

  Net Sales

     In 2000 net sales were $1,859.3 million compared with $1,743.2 million for 1999, an increase of 7%. The increase in net sales of $116.1 million was primarily the result of higher sales volume of other fresh produce, partially offset by lower per unit sales volume of bananas and the effect of a stronger dollar against the Euro.

     Net sales of bananas decreased 3% in 2000 compared with 1999, as a result of a planned 4% reduction in sales volume in Europe and North America and lower per unit sales prices in Europe and the Asia-Pacific region, partially offset by higher per unit sales prices in North America. The decrease in per unit sales pricing in Europe and the Asia-Pacific region resulted from an oversupply in these markets.

     Net sales of other fresh produce increased by $137.6 million, or 20%, in 2000 compared with 1999 primarily due to an increase in unit sales volume of our extra sweet pineapples, melons, non-tropical fruit and fresh-cut operations and higher per unit sales prices of all of the major products. The increase in unit sales volume resulted from better yields from the melon operations and the introduction of our fresh-cut operations in late 1999. Our fresh-cut operations contributed $59.8 million to net sales in 2000.

     Our net sales in 2000 were negatively impacted by the strengthening of the dollar versus the Euro, partially offset by a weaker dollar versus the Japanese yen. The net effect of foreign exchange for the year 2000 compared with 1999 was a decrease of approximately $35.0 million in net sales.

  Cost of Products Sold

     Cost of products sold was $1,692.4 million for 2000 compared with $1,592.6 million for 1999, an increase of $99.8 million. The increase in cost of products sold was principally attributable to the increased unit sales volume in the other fresh produce segment.

  Gross Profit

     Gross profit was $166.9 million for 2000 compared with $150.6 million for 1999, an increase of $16.3 million or 11%. As a percentage of net sales, gross profit remained relatively constant from 8.6% in 1999 to 8.9% in 2000. Gross profit was favorably impacted by increased sales volumes of other fresh produce and overall improved per unit sales prices, and negatively impacted by the effect of foreign exchange and higher fuel and containerboard prices.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $17.4 million to $80.9 million in 2000 compared with $63.5 million in 1999. This increase is primarily the result of increased sales and marketing expenses related to the expansion in North America, increased selling and marketing activities in the Asia-Pacific region, an increase in bad debt expense in certain European operations and increased sales volumes of other fresh produce.

  Interest Expense

     Interest expense increased $13.0 million to $43.2 million for 2000 compared with $30.2 million in 1999, as a result of higher effective interest rates during 2000 and a higher average debt balance.

  Other Income (Loss), Net

     Other income (loss), net was a loss of $6.1 million in 2000 compared to income of $14.7 million in 1999. The loss in 2000 was due primarily to foreign exchange losses and recognition of a $5.2 million loss due to a permanent decline in market value on available-for-sale securities, partially offset by equity income in unconsolidated subsidiaries. The income in 1999 was primarily due to Hurricane Mitch insurance recoveries of $13.5 million.

  Provision for Income Taxes

     Provision for income taxes decreased from $14.7 million in 1999 to $2.9 million in 2000 primarily due to a decrease in taxable income in North America and Europe.

1999 COMPARED WITH 1998

  Net Sales

     In 1999, net sales were $1,743.2 million compared with $1,600.1 million for 1998, an increase of 9%. The increase in net sales of $143.1 million was primarily the result of higher sales volume of our major product categories, bananas and other fresh produce, partially offset by lower per unit sales prices of bananas.

     Net sales of bananas increased 6% in 1999 compared with 1998, as a result of increased sales volume in Europe and North America and higher per unit sales prices in the Asia-Pacific region, partially offset by lower per unit sales prices in Europe and North America. Banana unit sales volume increased 11% in 1999 compared with 1998 due primarily to unit sales volume gains in the North American and European markets of 22% and 9%, respectively. The increase in unit sales volume in North America and Europe resulted primarily from incremental purchases from independent growers. The decrease in per unit sales pricing in Europe and North America resulted from an oversupply in these markets.

     Net sales of other fresh produce increased 10% in 1999 compared with 1998 primarily due to higher unit sales volume in Europe and North America of 14% and 7%, respectively, partially offset by lower per unit sales prices. The increase in unit sales volume in Europe and North America resulted from the conversion and expansion of an existing pineapple plantation in Costa Rica.

     Our net sales in 1999 were positively impacted by the weakening of the dollar versus the Japanese yen, partially offset by the strengthening of the dollar against European currencies in which our sales are denominated.

  Cost of Products Sold

     Cost of products sold was $1,592.6 million for 1999 compared with $1,405.4 million for 1998, an increase of $187.2 million. The increase in cost of products sold was principally attributable to the increased unit sales volume.

  Gross Profit

     Gross profit was $150.6 million for 1999 compared with $194.7 million for 1998, a decrease of $44.1 million or 23%. As a percentage of net sales, gross profit decreased from 12.2% in 1998 to 8.6% in 1999 and was negatively impacted by lower per unit sales price of bananas in North America and Europe. The negative impact of per unit banana sales prices was partially offset by higher net sales in the other fresh produce combined with reduced cost of sea transportation on a per unit basis.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased $5.2 million to $63.5 million in 1999 compared with $58.3 million in 1998. This increase is primarily a result of increased selling and marketing expenses related to the increase in sales volume together with an increase in professional fees.

  Interest Expense

     Interest expense of $30.2 million in 1999 remained relatively constant compared with 1998.

  Other Income, Net

     Other income, net of $14.7 million in 1999 was $3.3 million higher than the $11.4 million recorded in 1998. This change represents the proceeds from an insurance claim related to Hurricane Mitch of $13.5 million, partially offset by a decrease in equity earnings in unconsolidated subsidiaries and an increase in currency exchange losses in 1999.

  Provision for Income Taxes

     Our effective income tax rate increased from 14% in 1998 to 21% in 1999 primarily due to an increase in taxable income for certain subsidiaries in jurisdictions with higher tax rates.

SEASONALITY

     In part as a result of seasonal sales price fluctuations, we have historically realized substantially all of our gross profit during the first two quarters of each year. The sales price of any fresh produce item fluctuates throughout the year due to the supply of and demand for that particular item, as well as the pricing and availability of other fresh produce items, many of which are seasonal in nature. For example, the production of bananas is continuous throughout the year and production is usually higher in the second half of the year due to favorable growing conditions, but the demand for bananas during that period varies because of the availability of seasonal and alternative fruit. As a result, demand for bananas is seasonal and generally results in higher sales prices during the first six months of each calendar year, and generally results in negative gross profit margins for bananas during the remainder of the year. We make most of our sales of non-tropical fruit during the North American and European off-season from October to May. In the melon market, the entry of many growers selling unbranded or regionally branded melons during the peak North American and European melon growing season results in greater supply, and therefore lower sales prices, from June to October.

     These seasonal fluctuations are illustrated in the following table, which presents certain unaudited quarterly financial information for the periods indicated:

                                                        YEAR ENDED            SIX MONTHS ENDED
                                                ---------------------------   ----------------
                                                DECEMBER 31,   DECEMBER 29,       JUNE 29,
                                                    1999           2000             2001
                                                ------------   ------------   ----------------
NET SALES:
  First quarter...............................    $  493.4       $  536.1          $534.3
  Second quarter..............................       476.2          516.2           541.0
  Third quarter...............................       369.1          395.8
  Fourth quarter..............................       404.5          411.2
                                                  --------       --------
          Total...............................    $1,743.2       $1,859.3
                                                  ========       ========
GROSS PROFIT:
  First quarter...............................    $   64.9       $   71.3          $ 84.0
  Second quarter..............................        54.2           48.3            82.7
  Third quarter...............................        26.2           21.9
  Fourth quarter..............................         5.3           25.4
                                                  --------       --------
          Total...............................    $  150.6       $  166.9
                                                  ========       ========

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $156.9 million for the first six months of 2001 compared to $92.7 million for the first six months of 2000. This increase in cash provided by operating activities for the first six months of 2001 was primarily attributable to the increase in net income combined with higher balances in accounts payable and accrued expenses. Net cash provided by operating activities for 2000 was $98.5 million, an increase of $59.6 million from 1999. This increase in net cash provided by operating activities in 2000 is primarily attributable to lower balances of inventory, prepaid expenses and other current assets and a reduction in the growth of accounts receivable, combined with changes in other noncurrent assets and liabilities.

     Working capital was $112.7 million at June 29, 2001 and $156.9 million at December 29, 2000, a decrease of $44.2 million.

     Net cash used in investing activities for the first six months of 2001 was $45.2 million compared with net cash used in investing activities of $40.5 million for the first six months of 2000. Net cash used in investing activities for the first six months of 2001 consisted primarily of capital expenditures of $32.3 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of grapes and non-tropical fruit for approximately $13.8 million. Net cash used in investing activities for the first six months of 2000 primarily consisted of capital expenditures of $38.1 million. Net cash used in investing activities was $81.2 million for 2000, primarily attributable to capital expenditures and purchases of subsidiaries. Capital expenditures were $75.5 million for 2000, and were primarily for expansion of our production and distribution facilities and the purchase of pre-owned refrigerated vessels. Purchase of subsidiaries, net of cash acquired, totaled $9.9 million for 2000 and was primarily for fresh-cut operations in the United States and a fresh produce distribution operation in the United Kingdom.

     Net cash used in financing activities for the first six months of 2001 and 2000 was $112.7 million and $70.9 million, respectively. Net cash used in financing activities for the first six months of 2001 and 2000 consisted primarily of net repayments of long-term debt of $112.2 million and $65.8 million, respectively. Net cash used in financing activities for 2000 of $37.7 million was primarily for net repayments of long-term debt.

     In recent years, we have financed our working capital and other liquidity requirements primarily through cash from operations and borrowings under our credit facility. We have a credit facility with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland," New York Branch, which we refer to as Rabobank. Our obligations under the credit facility are guaranteed by certain of our subsidiaries. This credit facility includes a revolving line of credit, letter of credit facility and foreign exchange contract facility of up to $450 million and as of May 2000, a term loan of an additional $135 million. The credit facility is collateralized directly or indirectly by substantially all of our assets. The revolving line of credit expires on May 19, 2003, and amounts outstanding under the revolving line of credit must be repaid by that date. The revolving line of credit permits borrowings with an interest rate based on a spread over LIBOR. The term loan is payable in quarterly installments of $3.4 million which commenced in September 2000, and bears interest based on a spread over LIBOR. The term loan matures on May 10, 2005 with a principal payment at maturity of $70.9 million. As of June 29, 2001, $2.6 million of the available credit line was applied towards the issuance of letters of credit. The principal amount outstanding under the revolving line of credit at June 29, 2001 was $150.1 million, bearing interest at a weighted average rate of 6.46% at that date. The unpaid balance on the term loan was $121.5 million at June 29, 2001, bearing interest at a rate of 7.65% at that date.

     In connection with our credit facility, we entered into an interest rate swap agreement expiring in 2003 with Rabobank International in order to limit the effect of an increase in interest rates on a portion of the credit facility. The notional amount of the swap decreases from $85.7 million as of June 29, 2001 to $53.6 million on July 30, 2002, and expires on January 30, 2003. The cash differentials paid or received on the swap agreement are accrued and recognized as adjustments to interest expense. Interest received related to the swap agreement for the year ended 2000 was $0.3 million and interest paid related to the swap agreement for the six months ended June 29, 2001 was $0.3 million.

     As of June 29, 2001, we had $457.8 million in committed working capital facilities, of which $299.1 million was available. The major portion of these facilities is represented by the $450 million revolving line of credit.

     As of June 29, 2001, we had $376.4 million of long-term debt and capital lease obligations, including the current portion, consisting of $150.1 million related to the revolving line of credit, $121.5 million related to the term loan, $62.2 million of long-term debt related to refrigerated vessel loans, $18.7 million of other long-term debt and $23.9 million of capital lease obligations.

     We plan capital expenditures of approximately $85 to $95 million during the next 12 months principally for the addition of new distribution centers, fresh-cut facilities and production operations, upgrades to our information systems and maintenance and refurbishment of existing assets.

     As of June 29, 2001, we had cash and cash equivalents of $9.8 million.

     We believe that cash generated from operations, borrowings under our credit facility and other available sources of liquidity will be sufficient to cover our cash needs during the next 12 months. A variety of events could, however, result in additional liquidity requirements, including the acceleration of some or all of our planned capital expenditures or one or more strategic acquisitions of complementary businesses. We also are involved in several legal and environmental matters which, if not resolved in our favor, could require significant cash outlays. See "Business -- Government
Regulation -- Environmental Matters" and "Business -- Legal Proceedings."

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risk from changes in currency exchange rates and interest rates which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rate and currency exchange rate fluctuations through our regular operating and financing activities and, when considered appropriate, through the use of derivative financial instruments. Our policy is to not use financial instruments for trading or other speculative purposes and is not to be a party to any leveraged financial instruments.

     We manage our currency exchange rate and interest rate risk by hedging a portion of our overall exposure using derivative financial instruments. We also have procedures to monitor the impact of market risk on the fair value of long-term debt, short-term debt instruments and other financial instruments, considering reasonably possible changes in currency exchange and interest rates.

  Exchange Rate Risk

     Because we conduct our operations in many areas of the world involving transactions denominated in a variety of currencies, our results of operations as expressed in dollars may be significantly affected by fluctuations in rates of exchange between currencies. These fluctuations could be significant. Approximately 44% of our net sales in 2000 was received in currencies other than the dollar. We generally are unable to adjust our non-dollar local currency sales prices to reflect changes in exchange rates between the dollar and the relevant local currency. As a result, changes in exchange rates between Euro, Japanese yen or other currencies in which we receive sale proceeds and the dollar have a direct impact on our operating results. There is normally a time lag between our sales and collection of the related sales proceeds, exposing us to additional currency exchange rate risk.

     To reduce currency exchange rate risk, we generally exchange local currencies for dollars promptly upon receipt. We periodically enter into currency forward contracts as a hedge against a portion of our currency exchange rate exposures, however, we may decide not to enter into these contracts during any particular period. At June 29, 2001, we had $47.4 million (notional amount) of Euro currency forward contracts outstanding with an unrealized gain of $0.2 million and $58.2 million (notional amount) of Japanese yen currency forward contracts outstanding with an unrealized gain of $2.4 million.

     The results of a uniform 10% strengthening in the value of the dollar at January 1, 2000 relative to the other currencies in which a significant portion of our net sales are denominated would have resulted in a decrease in net sales of approximately $45 million for the year ended December 29, 2000. This calculation assumes that each exchange rate would change in the same direction relative to the dollar. In addition to the direct effects of changes in exchange rates quantified above, changes in exchange rates also affect the volume of sales. Our sensitivity analysis of the effects of changes in currency exchange rates does not factor in a potential change in sales levels or any offsetting gains on currency forward contracts.

  Interest Rate Risk

     As described in Note 12 of the notes to our year-end audited consolidated financial statements, our indebtedness is primarily variable rate. We use an interest rate swap agreement to limit our exposure to short-term interest rate movements under our credit agreement.

     At June 29, 2001, our variable rate long-term debt had a carrying value of $299.5 million. The fair value of the debt approximates the carrying value because the variable rates approximate market rates. A 10% increase in the period end interest rate would have resulted in a negative impact of approximately $1.0 million on our results of operations for the six months ended June 29, 2001.

     At June 29, 2001, the notional amount of the interest rate swap agreement was $85.7 million. The carrying value and fair value of this agreement was a liability of $1.9 million at June 29, 2001. Based upon a hypothetical 10% increase in the period end market interest rate, the fair value of this instrument would have increased by approximately $0.4 million.

     The above discussion of our procedures to monitor market risk and the estimated changes in fair value resulting from our sensitivity analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these estimated results due to actual developments in the global financial markets. The analysis methods we used to assess and mitigate risk discussed above should not be considered projections of future events or losses.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method and changes the criteria to recognize intangible assets apart from goodwill. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators rise, for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective December 29, 2001. We are currently evaluating the effect that adoption of the provisions of SFAS 142 may have on its results of operations and financial position. However, we do not believe that the adoption of SFAS 142 will have a material adverse effect on our operating results.

                                    BUSINESS

OVERVIEW

     We are a leading vertically-integrated producer and marketer of high quality fresh and packaged fresh-cut fruit and vegetables. Our products include bananas, pineapples, cantaloupe, honeydew, watermelons, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), plantains, Vidalia(R) sweet onions and various greens. We market our products worldwide under the DEL MONTE(R) brand, a symbol of product quality and reliability since 1892. Our global sourcing and logistics network allows us to provide regular delivery of consistently high quality fresh produce and value-added services to our customers.

     We have leading market positions in key fresh produce categories. We believe we are:

     - the number one marketer of fresh pineapples worldwide, including our Del Monte Gold(R) Extra Sweet pineapple, with an estimated 52% market share in 2000;

     - the number one marketer of branded melons in the United States and the United Kingdom;

     - the third largest marketer of bananas worldwide, with an estimated 17% market share in 2000;

     - a leading year-round marketer of branded grapes in the United States;

     - a leading marketer of branded citrus, apples, pears and other non-tropical fruit in selected markets; and

     - a leading marketer of Vidalia(R) sweet onions in the United States.

     We also have an established platform in the value-added fresh-cut fruit and vegetables market, which has built upon our existing fresh-cut pineapple business. The fresh-cut fruit and vegetables market, estimated at $8 billion in the United States alone in 1997, is one of the fastest-growing categories in the fresh produce segment and is expected to grow to $19 billion by 2003. This category includes fresh produce that has been trimmed, peeled, cut and packaged into nutritious, ready-to-use products for retail stores and foodservice operators. Our fresh-cut fruit products include pineapple, cantaloupe, honeydew, watermelon, grapes and kiwi, and our fresh-cut vegetable products include broccoli, cauliflower, celery, carrots and greens. We believe our global sourcing and logistics capabilities, combined with the DEL MONTE(R) brand, will enable us to achieve a leading position in this market.

     In 2000, we sold seven billion pounds of produce, with bananas representing two-thirds of our sales by volume and the remaining volume consisting primarily of pineapples, melons and grapes. Sales of bananas represented slightly less than 50% of our net sales revenues in 2000, compared to 55% in 1999, as a result of our efforts to reduce sales in unprofitable markets. We have further reduced banana sales in selected unprofitable markets during 2001. We have also increased sales of our other fresh products and extended our various product lines. As a result of these product diversification efforts, the targeted reductions in banana sales have been more than offset by sales of pineapples, melons, grapes and our other products, including packaged fresh-cut fruit and vegetables. For example, our annual fresh pineapple sales have more than doubled since 1996 when we introduced our Del Monte Gold(R) Extra Sweet pineapple.

     In the second quarter of 2001, we began reducing our exposure to seasonal fluctuations in banana prices by entering into contracts with some of our growers that link our cost for purchased bananas to market prices at the time of sale. These contracts cover approximately 25% of our purchased bananas in Central and South America, or 15% of our total banana volume. Where possible, we will seek to extend this approach to other growers.

     We are focused on increasing our profitability on a sustainable basis by leveraging the DEL MONTE(R) brand and our vertically-integrated operations to increase the market share of our most profitable products, further diversify our product offering, increase the value-added services that we provide, broaden our customer base and expand into new geographic markets. In particular, we plan to continue to develop the market for our premium fresh fruit products, to develop and market innovative new products, including fresh-cut fruit and

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

vegetables, and to increase the value-added services we provide to our food retailing and foodservice customers.

     We source and distribute our products on a global basis. Our products are grown primarily in Central and South America and the Philippines. We also source products from North America, Africa and Europe. Our products are sourced from company-controlled farms and independent growers. We transport our fresh produce to markets using our fleet of 21 owned and 18 chartered refrigerated vessels, and we operate four port facilities in the United States. We operate 27 distribution centers generally with cold storage and ripening facilities in our key markets worldwide, including the United States, the United Kingdom, Japan, Korea and Argentina. We also operate nine fresh-cut facilities in the United States as well as Japan. Through our vertically-integrated network we manage the transportation and distribution of our products in a continuous temperature-controlled environment. This enables us to preserve quality and freshness, and to optimize product shelf life, while ensuring timely and year-round distribution. Furthermore, our position as a volume producer and shipper of bananas allows us to lower our average per-box logistics cost and to provide regular deliveries of our premium fresh fruit to meet the increasing demand for year-round supply.

     We market and distribute our products to retail stores, wholesalers, distributors and foodservice operators in more than 50 countries around the world. North America is our largest market, accounting for 50% of our net sales in 2000. Europe and the Asia-Pacific region, including the Middle East, are our other major markets, accounting for 31% and 17% of our net sales in 2000, respectively. We are continuing to expand our network of distribution centers and fresh-cut facilities throughout the United States and in Canada. These investments address the growing demand from supermarket chains, club stores, mass merchandisers and independent grocers to provide value-added services, including the preparation of fresh-cut fruit and vegetables, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support.

     We have achieved successive annual increases in net sales, growing annual revenues from $1.6 billion in 1998 to $1.9 billion in 2000, an increase of 16%. Our net sales growth in recent years has been achieved primarily through increased sales volume in existing markets of the other fresh produce segment, primarily pineapples and melons, favorable pricing on the Del Monte Gold(R) Extra Sweet pineapple, as well as acquisitions and expansion of value-added services. In 2000, we recorded operating income of $82.6 million and net income of $33.1 million. For the six months ended June 29, 2001, we recorded operating income of $119.8 million and net income of $82.6 million.

INDUSTRY OVERVIEW

     The worldwide fresh produce industry has grown rapidly in recent years. We believe this is in part due to growing demand from increasingly health-conscious consumers. For example, total fresh produce sales through all channels in the United States, our largest market, were an estimated $71 billion in 1997, up from an estimated $35 billion in 1987. Consumers are also demanding convenient, ready-to-eat fresh-cut fruit and vegetables. While the size of the fresh-cut market is difficult to estimate due to its highly fragmented nature, it is estimated that the size of the U.S. market for these products has grown from $5 billion in 1994 to $8 billion in 1997, with the market expected to grow to an estimated $19 billion by 2003.

     Fresh produce has become a strategic focus for supermarkets as a result of increasing consumer demand and relatively higher retail margins for fresh produce. To capitalize on demand and pricing trends, retailers have repositioned their produce departments by increasing their size, allocating more prime store space to these products and offering a broader array of fresh and fresh-cut produce. Between 1987 and 1997, the average U.S. supermarket doubled the number of fresh produce items offered, which we also believe is due to increased year-round availability of a greater variety of fresh produce items and consumer preferences for a wide variety of produce and specialty produce items. These factors have made the consistent supply of quality fresh produce a critical consideration for food retailers.

     The principal channels of distribution for fresh produce are retail stores and foodservice operators. Retail stores include small convenience and other local stores and regional and national supermarket chains. Non-traditional outlets, such as supercenters and other mass merchandisers and club stores, are a fast-growing distribution channel, particularly in the United States and Europe. Foodservice operators include all types of

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

fast food and fine dining restaurants, as well as hotels and other institutions, including schools, hospitals and the military. While the overall fresh produce industry remains relatively fragmented, distribution channels have consolidated significantly in recent years, particularly in the United States. Consolidation has allowed retailers to achieve greater cost savings through better supply chain management and economies of scale in purchasing and advertising.

     We believe food retailer consolidation, as well as the growing presence and success of non-traditional outlets, will benefit global, integrated producer-suppliers, like us, that can offer year-round, regular deliveries of high quality fresh produce. This is particularly the case for nationwide retailers that depend on uniform fresh produce quality throughout their operations. We believe that these retailers will increasingly rely on companies like us that can provide a high volume of fresh produce distributed within a continuous temperature-controlled environment, thus ensuring a greater consistency of appearance, freshness and shelf life. Consolidation has also resulted in declining importance of wholesale markets as a distribution channel, as larger retailers have increasingly demanded direct-to-store delivery by their suppliers, as well as other value-added services.

     Demographic changes, rising income and changing consumer preferences have also contributed to the growing importance of foodservice operators in the fresh produce industry, particularly in the United States. In 1997, these operators accounted for approximately $35 billion of the U.S. fresh produce market, compared to $12 billion in 1987. In addition to purchasing higher volumes of fresh produce, foodservice operators have become important buyers of fresh-cut produce as they have sought to reduce food waste and their own labor and other costs. Since a large number of U.S. foodservice operators have national chains, we believe that they will increasingly rely on national fresh produce suppliers that can service a broader geographical area.

  Bananas

     Bananas are the leading internationally traded fresh fruit in terms of volume and dollar sales and the best-selling fresh fruit in the United States. Europe and North America are the world's largest banana markets, with annual imports of 14 and ten billion pounds, respectively. The Asia-Pacific region imports approximately five billion pounds per year. Bananas are a key produce department product due to their high turnover and the premium margins that grocers realize on banana sales.

     Bananas have a relatively short growing cycle and are grown in tropical locations with humid climates and heavy rainfall, such as Central and South America, the Caribbean, the Philippines and Africa. Bananas are grown throughout the year in these locations, although demand and prices fluctuate based on the relative supply of bananas and the availability of seasonal and alternative fruit.

  Fresh Pineapples

     During the period from 1990 to 1999, the volume of fresh pineapple imports increased by approximately 141% in North America and 88% in Europe. In the Asia-Pacific region, the volume of imports decreased slightly during that period. In 1999, annual fresh pineapple consumption in the United States and Canada reached approximately 700 million pounds. In the same year, fresh pineapple imports into Europe and the Asia-Pacific region were approximately 1.2 billion pounds and 300 million pounds, respectively.

     Pineapples are grown in tropical and sub-tropical locations, including the Philippines, Costa Rica, Hawaii, Thailand, Malaysia, Indonesia and Africa. In contrast to bananas, pineapples have a long growing cycle of 18 months, and require recultivation after one to three harvests. Pineapple growing thus requires a higher level of capital investment, as well as greater agricultural expertise. We believe that these factors have made it relatively difficult for small producers to enter the pineapple market.

     While there are many varieties of pineapple, among the principal varieties is the Champaka pineapple, which is the traditional conical shaped pineapple with a light yellow flesh. While the Champaka pineapple has historically been the most commonly available variety of fresh and canned pineapple, we believe that the significant increase in fresh pineapple sales in recent years is due to the introduction of premium pineapples,

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

such as our Del Monte Gold(R) Extra Sweet pineapple, which has enhanced taste, golden shell color, bright yellow flesh and higher vitamin C content.

  Melons

     Estimated at $1 billion in 1996, the global melon market is experiencing growing demand. During the period from 1990 to 1999, the volume of imports of cantaloupes and other melons increased by approximately 110% in North America and 130% in Europe. Melons are one of the highest volume fresh produce items, and this category includes many varieties, such as cantaloupe, honeydew and watermelons. During the summer and fall growing seasons in the United States and Europe, demand is met in large part by local suppliers of unbranded or regionally branded melons. By contrast, in the November to May off-season in North America and Europe, imports significantly increase, and melons command premium prices. Melons are grown in temperate and tropical locations and have a relatively short growing cycle.

  Fresh Grapes

     In the United States, approximately 15% of total grape production is used for fresh consumption, with the remainder processed for the production of wine, raisins, juices and canned products. The higher production costs and higher product value of fresh grapes result from more intensive production practices than are required for grapes grown for processing. Fresh grape consumption in the United States increased 4% in 2000. While California supplies approximately 60% of total volumes, imports have made fresh table grapes available year-round in the United States, with shipments mostly from Chile. Most of the U.S. production is marketed from May through November. From December through April, Chilean grapes dominate the market. The United States has experienced a long-term rise in consumption of fresh grapes, which is currently estimated at over eight pounds per capita. In addition to increased grape consumption, consumers are also shifting their preferences towards seedless grapes.

  Fresh-Cut Produce

     The fresh-cut produce market first gained prominence in many U.S. and European markets with the introduction of packaged salads. While packaged salads continue to account for a large proportion of fresh-cut produce sales, the category has expanded significantly to include pineapples, assorted melons, broccoli, carrots, mushrooms and other produce that is washed, cut and packaged in a ready-to-use form. It is estimated that approximately 76% of all U.S. households now purchase fresh-cut produce at least once a month, and these products account for a rapidly increasing share of total produce sales. Market expansion has been driven largely by consumer demand for fresh, healthy and ready-to-eat food alternatives, as well as significant demand from foodservice operators. Within this market, we believe that there will be increasing differentiation between companies active primarily in the packaged salad market and other companies, like us, that can offer a wide variety of fresh-cut fruit and vegetable items.

     The majority of fresh-cut produce is sold to consumers through foodservice operators, although retail stores are gaining market share. The majority of fresh-cut products are offered by local or regional suppliers, and many retail food stores conduct cutting operations on their own premises. We believe, however, that outsourcing by food retailers will increase, particularly as food safety regulations become more stringent and retailers demand more value-added services. This trend should benefit large branded suppliers, like us, that are better positioned to invest in fresh-cut facilities and to service regional and national chains and foodservice operators, as well as supercenters, mass merchandisers and club stores. We also believe that large branded suppliers will benefit from merchandising, branding and other marketing strategies for fresh-cut products, similar to those used for branded processed food products which depend substantially on product differentiation.

COMPETITIVE STRENGTHS

     The combination of the DEL MONTE(R) brand, our market leadership position in key fresh produce categories, our vertically-integrated global operations, continued innovations in our fresh produce business, our

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

established position in the fresh-cut produce market and our strong relationships with independent growers and our customers distinguishes us as a world leader in the production, distribution and marketing of fresh and fresh-cut fruit and vegetables.

     - DEL MONTE(R) Brand. We enjoy significant international awareness of the DEL MONTE(R) brand, which is a long-standing symbol of product quality and reliability. This brand awareness allows us to gain ready acceptance of new products, to expand into new markets and to realize premium prices. For example, we believe that the growth of our fresh-cut fruit and vegetables business is attributable in large part to the strength of the DEL MONTE(R) brand.

     - Market Leader. We have achieved leading market positions in a number of key fresh produce categories. We believe our market leadership position and diverse product offerings, combined with our reputation for quality, consistency and service, establish us as a key supplier to retail stores and foodservice operators. As a result, we are better positioned than many of our competitors to offer new products under our brand, such as Vidalia(R) sweet onions and specialty melons for selected European markets, to extend our existing product lines and to provide value-added services.

     - Vertically-Integrated Global Operations. We control, manage or supervise all aspects of the production, shipping, distribution and marketing of our products. Our sourcing and logistics network enables us to market fresh produce in virtually all major world markets and to effectively manage supply imbalances among our various production and distribution locations. Our logistics network, which includes air, land and sea transportation and port facilities, as well as 27 distribution centers in key markets worldwide, including the United States, the United Kingdom, Japan, Korea and Argentina, enables us to ensure cost-effective regular delivery to our major markets. Our vertically-integrated operations also facilitate expansion of our product offerings without significant incremental logistics costs.

     - Established Position in the Fast-Growing Fresh-Cut Produce Market. By leveraging the DEL MONTE(R) brand, our substantial experience in the fresh-cut pineapple category and existing sources of fresh produce, as well as our strong customer relationships and extensive logistics network, we have been able to quickly establish a platform for future growth in the packaged fresh-cut fruit and vegetables market, the fastest-growing fresh produce category. We believe these products will command higher margins for our produce and also enable us to efficiently utilize a higher proportion of our production.

     - New Product Development. We have been able to use our technological expertise to extend our product lines, such as the development of our Del Monte Gold(R) Extra Sweet pineapple. In addition, we have introduced various cuts of frozen pineapple and frozen bananas for commercial distribution to foodservice and other commercial operators.

BUSINESS STRATEGY

     We are focused on increasing our profitability on a sustainable basis by leveraging the DEL MONTE(R) brand and our vertically-integrated production, logistics and marketing operations by implementing the following strategies:

     - Build on Our Leading Market Positions in Key Fresh Produce
       Categories. We plan to use our leading position in key fresh produce categories to increase sales of our existing products and to significantly diversify our product line. For example, the introduction of our Del Monte Gold(R) Extra Sweet premium pineapple has enabled us to substantially increase our share of the worldwide pineapple market. We plan to leverage our leading market positions to further broaden product offerings and value-added services provided to retail stores and foodservice operators in each of our principal markets. Our sales and marketing focus will continue to emphasize the wide array of fresh and fresh-cut produce we offer, and we plan to continue to leverage our established reputation to enter new markets.

     - Increase the Value-Added Services That We Provide to Our Customers. We are expanding our service offerings to include a wider range of value-added services, such as preparation of fresh-cut fruit and

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

       vegetables, ripening, customized sorting and packing, direct-to-store delivery and in-store merchandising and promotional support. We also intend to increase the proportion of our sales made through our distribution centers, where we believe our sales force is effective in developing strong customer relationships. Our investment in distribution centers and fresh-cut facilities to support these initiatives was approximately $65 million during the period from 1997 through June 29, 2001 and we plan to spend an additional estimated $75 million through 2003. We believe that the trend toward consolidation among retail stores, as well as the growing nationwide presence of foodservice operators, supercenters, mass merchandisers and club stores, will provide us with additional opportunities to increase our revenues from value-added services.

     - Expand Our Presence in the Fast-Growing Fresh-Cut Produce Market. We believe that we are well positioned to expand our presence in the packaged fresh-cut produce market as a result of the acquisitions we have completed in the past two years and our continuing investment in this category. For example, we are developing machinery and techniques to automate our fresh-cut operations, and we plan to add several state-of-the-art fresh-cut facilities. We are also increasing our fresh-cut fruit and vegetable offering in major markets outside the United States. We believe that our fresh-cut operations will make a significant contribution to our profitability as demand for products in this category continues to grow and we extend our fresh-cut product offerings and expand our fresh-cut facilities.

     - Continue to Leverage Our Vertically-Integrated Global Operations. We believe that our integrated production, logistics and marketing operations enable us to operate efficiently in our existing product lines and to achieve profitability more rapidly in new product and geographic markets. In addition, we have made significant improvements to our systems to streamline inventory and account management. These improvements have enhanced our ability to match our supply of fresh produce with customer demand in key markets. In 2002, we plan to introduce additional improvements to our information systems to increase utilization of our logistics network in North America.

     - Improve Profitability of Banana Operations. We believe we have taken the industry lead in developing purchase contracts with certain of our banana growers that reduce our exposure to seasonal fluctuations in banana prices by linking our cost for purchased bananas to market prices at the time of sale. Where possible, we will seek to extend this approach to other growers. In addition, we will maintain reduced banana sales in selected unprofitable markets.

     - Continue to Control Costs. We intend to build upon our comprehensive cost reduction program in order to reduce costs as appropriate. From 1997 to date, our cost reduction program has resulted in savings estimated at more than $50 million. In particular, we have achieved substantial reductions in banana production and shipping costs on a per-box basis.

PRODUCTS, SOURCING AND PRODUCTION

     Our products are grown primarily in Central and South America. We also source products from the Asia-Pacific region, North America, Africa and Europe. In 2000, 32% of the fresh produce we sold was grown on company-controlled farms, with the remaining 68% acquired through supply contracts with independent growers.

     We produce, source, distribute and market a broad array of fresh produce throughout the world primarily under the DEL MONTE(R) brand, as well as under other proprietary brands such as Fielder(R), Purple Mountain(R) and UTC(R).

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

     The following table indicates our net sales by product for the last three fiscal years:

                                                                                 NET SALES BY PRODUCT
                                                                       1998                                1999
                                                         ---------------------------------   ---------------------------------
                                                                              PERCENTAGE                          PERCENTAGE
                                                                                  OF                                  OF
PRODUCT                                                        SALES           NET SALES           SALES           NET SALES
-------                                                  -----------------   -------------   -----------------   -------------
                                                                                 (DOLLARS IN MILLIONS)
Bananas................................................           $  897.5             56%            $  951.3             55%
Other Fresh Produce:
 Pineapples............................................  $280.5                18%           $311.1                17%
 Melons................................................   110.8                 7             131.2                 8
 Grapes................................................    82.5                 5              83.9                 5
 Non-Tropical Fruit....................................    96.3                 6              94.2                 5
 Other Fruit and Vegetables............................    45.7                 3              54.2                 3
 Fresh-Cut Fruit and Vegetables........................    22.4                 1              26.7                 2
                                                         ------               ---            ------               ---
Total Other Fresh Produce..............................              638.2             40                701.3             40
Non-Produce............................................               64.4              4                 90.6              5
                                                                  --------           ----             --------           ----
       Total...........................................           $1,600.1            100%            $1,743.2            100%
                                                                  ========           ====             ========           ====

                                                               NET SALES BY PRODUCT
                                                                       2000
                                                         ---------------------------------
                                                                              PERCENTAGE
                                                                                  OF
PRODUCT                                                        SALES           NET SALES
-------                                                  -----------------   -------------
                                                               (DOLLARS IN MILLIONS)
Bananas................................................           $  921.0             50%
Other Fresh Produce:
 Pineapples............................................  $347.6                19%
 Melons................................................   166.5                 9
 Grapes................................................   106.3                 6
 Non-Tropical Fruit....................................    91.1                 5
 Other Fruit and Vegetables............................    67.6                 3
 Fresh-Cut Fruit and Vegetables........................    59.8                 3
                                                         ------               ---
Total Other Fresh Produce..............................              838.9             45
Non-Produce............................................               99.4              5
                                                                  --------           ----
       Total...........................................           $1,859.3            100%
                                                                  ========           ====

  Bananas

     We believe that we are the world's third largest marketer of bananas with an estimated 17% market share in 2000. Our banana sales in North America, Europe and the Asia-Pacific region accounted for approximately 41%, 34% and 25% of our net sales of bananas in 2000, respectively. We produced 21% of the banana volume we sold in 2000 on company-controlled farms, and we purchased the remainder from independent growers.

     Bananas are the best-selling fresh produce item, as well as a high margin product for many of our customers. Accordingly, our ability to provide our customers with a year-round supply of high quality DEL MONTE(R) bananas is important to maintaining our existing customer relationships and attracting new customers. Our position as a volume shipper of bananas has also allowed us to make regular shipments of a wide array of other fresh produce, such as pineapples and melons and plantains, and reduce our average per-box logistics costs. We believe that our investment in distribution centers will also improve the profitability of our banana operations as we provide more ripening, cold storage, direct-to-store delivery and other value-added services to our customers.

     We produce bananas on company-controlled farms in Costa Rica, Guatemala, Brazil and Cameroon, and we purchase bananas from independent growers in the Philippines, Costa Rica, Ecuador, Colombia, Guatemala and Panama. Although our purchase contracts are primarily long-term, we also make purchases in the spot market, primarily in Ecuador. In Ecuador and Costa Rica, there are minimum export prices for sale of bananas.

     In the second quarter of 2001, we began reducing our exposure to seasonal fluctuations in banana prices by entering into purchase contracts with some of our growers that link our cost for purchased bananas to market prices at the time of sale. These purchase contracts cover approximately 25% of our purchased bananas in Central and South America, or 15% of our total banana volume. Where possible, we will seek to extend this approach to other growers.

     Due in part to limitations in the Philippines on foreign ownership of land, we purchase bananas in the Philippines through long-term contracts with independent growers. Approximately two-thirds of our Philippine-sourced bananas are supplied by one grower, representing 14% of our total banana volume in 2000.

  Pineapples

     Since the introduction in 1996 of our Del Monte Gold(R) Extra Sweet pineapple, our share of the worldwide fresh pineapple market has grown significantly to an estimated 52% in 2000 and our market share in the United States was estimated at 73% in 2000. Pineapple sales in North America, Europe and the Asia-Pacific region accounted for 63%, 23% and 14% of our net sales of pineapples in 2000, respectively.

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

     From 1996 to 2001, our production of the Del Monte Gold(R) Extra Sweet pineapple increased from 2.5 million boxes to 12 million boxes. Based on FAO data, the volume of pineapple sales in the United States has increased significantly since 1996. We believe that a substantial portion of this growth is due to our introduction of the Del Monte Gold(R) Extra Sweet pineapple. We expect to increase the sales volume of our extra sweet pineapples in the near future with extra sweet pineapples grown in Hawaii and South America. The Del Monte Gold(R) Extra Sweet pineapple has a number of highly desirable characteristics such as enhanced taste, golden shell color, bright yellow flesh and a higher vitamin C content as compared to traditional varieties of pineapple, such as the Champaka pineapple.

     Our pineapple business includes our frozen pineapple operations. We intend to double the size of our Costa Rican frozen fruit facilities to take advantage of the growing demand for these products, particularly by foodservice operators. Frozen pineapples are used in a variety of preparations, including fruit-based drinks, such as fruit smoothies and frozen dessert products.

     The principal production and procurement areas for our pineapples are Costa Rica, Hawaii and the Philippines. Cultivating pineapples requires greater capital resources and significant agricultural expertise, effort and longer growing time, relative to bananas. As a result, a higher percentage of the pineapples we sell (75% by volume in 2000) is produced on company-controlled farms than is the case for our bananas.

  Melons

     We sell a variety of melons including cantaloupe, honeydew, watermelon and specialty melons that we have introduced to meet the different tastes and expectations of consumers in Europe. Cantaloupes represented almost 75% of our melon sales volume in 2000. We have become a significant producer and distributor of melons during the North American and European October to May off-season by sourcing melons from our company-controlled farms and independent growers in Central and South America, where production generally occurs during this period. We believe we were the largest marketer in the United States and the United Kingdom of branded melons in 2000. Melons sold in the North American and European off-season generally command a premium price due to the relative scarcity of melons and alternative fruit. Melon sales in North America and Europe accounted for 78% and 21% of our net sales of melons in 2000, respectively. In terms of volume, we produced 66% of the melons we sold in 2000 on company-controlled farms and purchased the remainder from independent growers.

     We are able to provide our customers with a year-round supply of melons from diverse sources. For example, we supply the North American market during its summer season with melons from Arizona and California and the East Coast of the United States, and we supply the European market during its summer season with melons from Spain. We source off-season melons principally in Costa Rica, Guatemala and Brazil.

     We have also devoted significant research and development efforts towards maintaining our expertise in melons, especially cantaloupes. Melon crop yields are highly sensitive to weather conditions and are adversely affected by high levels of precipitation. We have developed specialized melon growing technology that we believe has reduced our exposure to the risk of intemperate weather conditions and significantly increased our yields. Since melon production requires semi-annual crop rotation, we own a relatively small percentage of melon farms.

  Grapes

     We market all varieties of table grapes, including the popular Thompson, Flame and Crimson seedless and Red Globe varieties. We believe grapes are among the best-selling fresh produce items. We obtain our supply of grapes from company-controlled farms in Chile and from independent growers in Chile, South Africa and the United States. Purchase contracts for grapes are typically made on an annual basis. Grape sales in North America and Europe accounted for approximately 74% and 14% of our net sales of grapes in 2000, respectively. We also sell grapes in certain local markets in South America. We produced 15% of the grape volume we sold in 2000 on company-controlled farms, and we purchased 85% from independent growers. As

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

with most of our fresh produce, we are able to supply grapes to our customers on a year-round basis, and during the year-end holiday season in North America and Europe, we are able to obtain premium prices.

  Non-Tropical Fruit

     In addition to grapes, we sell a variety of non-tropical fruit including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi. Non-tropical fruit sales in North America, Europe, the Asia-Pacific region and South America accounted for approximately 30%, 34%, 22% and 14% of our net sales of non-tropical fruit in 2000, respectively. A large portion of our citrus is sold in the Asia-Pacific region. We purchase most of our supply of non-tropical fruit from independent growers in Chile, South Africa, the United States and Argentina. Purchase contracts for non-tropical fruit are typically made on an annual basis.

  Other Fruit and Vegetables

     We produce, distribute and market a variety of other fruit, including plantains and mangos, as well as other fresh produce, including Vidalia(R) and other sweet onions. We also distribute packaged greens, principally collard, turnip and mustard greens and kale. We source the fruit items from company-controlled farms and independent growers in Costa Rica, Colombia, Ecuador and Guatemala. We source our greens primarily from our own farms in Georgia and independent growers in the Southeastern United States. In October 1998, we purchased a Vidalia(R) sweet onion farm and distribution facility in Georgia. Although sweet onions are grown throughout the United States, a sweet onion may only be labeled a Vidalia(R) sweet onion if it is grown in certain counties in Georgia. We believe we are a leading marketer of Vidalia(R) sweet onions in the United States.

  Fresh-Cut Fruit and Vegetables

     We believe that the fresh-cut fruit and vegetables market is one of the fastest-growing categories in the fresh produce segment, largely due to consumer trends favoring healthy and conveniently packaged ready-to-eat foods. We established a platform in this industry through acquisitions that we have completed in the past two years and by building upon our existing fresh-cut pineapple business. We believe that our experience in this market, coupled with our sourcing and logistics capabilities and the DEL MONTE(R) brand, will enable us to achieve a leading position in this highly-fragmented market. Our fresh-cut fruit products include pineapple, cantaloupe, honeydew, watermelons and grapes. The fruit we use in our fresh-cut operations are sourced within our integrated system of company-controlled farms and from independent growers. We also offer fresh-cut vegetables, including broccoli, cauliflower, celery, carrots and greens. We purchase most of our vegetables for these purposes from independent growers in the United States. Our purchase contracts for both fruit and vegetables are typically short-term but vary by produce item. Substantially all of our fresh-cut products are sold in the United States, although we plan to expand our fresh-cut operations to Europe and certain other major markets.

     Our fresh-cut produce business also provides us with an opportunity to further leverage our logistics network. We are currently able to make daily delivery of fresh-cut fruit and vegetables to customers who are located within a 350-mile radius of our distribution centers that include fresh-cut facilities. Many of the distribution centers that we are planning to add to our network will also have state-of-the-art fresh-cut facilities with automated cutting technology and machinery. We believe our integrated logistics network enables us to ensure consistent delivery of high quality fresh-cut products. We also believe that there is an increasing trend among many of our key customers to outsource preparation of fresh-cut fruit. By establishing a nationwide network of distribution centers and fresh-cut facilities in the United States, we believe that we can capture an important share of the fresh-cut fruit and vegetables market, particularly for nationwide retailers, supercenters, mass merchandisers, club stores and foodservice operators that depend on nationwide delivery capability and uniform fresh produce quality throughout their operations.

  Non-Produce Products and Services

     Our non-produce services include our third-party ocean freight container business, our third-party plastics and box manufacturing business, our Jordanian poultry business and our Argentine grain business. Our third-party ocean freight container business allows us to generate incremental revenue on vessels' return voyages to our product sourcing locations and, as space is available on outbound voyages to our major markets, which reduces our overall shipping costs. As a result, we believe our vessel utilization rate is above average for the fresh produce industry. Our plastics and box manufacturing business produces bins, trays, bags and boxes. Although this business is intended mainly to satisfy internal packaging requirements, we also sell these products to third parties. We own a state-of-the-art poultry farm and processing facility in Jordan that is a leading provider to retail stores and foodservice operators in that country. In addition, we grow grain on leased farms in Argentina, including corn used to supply a portion of the feed requirements of our Jordanian poultry operations. We own and operate grain silos in Argentina for the storage of grain grown by us and third parties, which may be held for future sales.

LOGISTICS OPERATIONS

     We market and distribute our products to retail stores, foodservice operators, wholesalers and distributors in more than 50 countries around the world. As a result, we conduct complex logistics operations on a global basis, transporting our products from the countries in which they are grown to the many markets in which they are sold worldwide. Maintaining fruit at the appropriate temperature is an important factor in preventing its premature ripening and optimizing product quality and freshness. Consistent with our reputation for high quality fresh produce, we must preserve our fruit in a continuous temperature-controlled environment, beginning with the harvesting of the fruit in the field through its distribution to our end markets.

     We have a fully-integrated logistics network, which includes air, land and sea transportation through a broad range of refrigerated environments in vessels, port facilities, containers, trucks and warehouses. Our objective is to maximize utilization of our logistics network to lower our average per-box logistics cost, while remaining sufficiently flexible to redeploy capacity or shipments to meet fluctuations in demand in our key markets. We believe that our control of the logistics process is a competitive advantage because we are able to continuously monitor and maintain the quality of our produce and ensure timely and regular distribution to customers on a year-round basis. Because logistics costs are also our largest expense other than our cost of products, we devote substantial resources to managing the scheduling and availability of various means of reliable transportation.

     We transport our fresh produce to markets worldwide using our fleet of 21 owned and 18 chartered refrigerated vessels. In recent years, we have sought to rationalize our fleet through opportunistic acquisitions of vessels. We believe that our enlarged fleet of owned vessels has been a cost-effective means of reducing our exposure to the volatility of the charter market, and we plan to continue to evaluate opportunities to increase our fleet. Of the 18 vessels we charter, 15 are chartered on a short-term basis. We are also increasingly leasing refrigerated containers under capital, rather than operating, leases, which we believe is a more cost-effective means of managing our container requirements.

     Our logistics system is supported by various information systems. In 1999, we introduced a single, integrated telecommunications system that centrally links our major production and distribution locations. We are also implementing additional upgrades to our information systems that support our logistics network. We believe that these improvements, expected to be completed in the first half of 2002, will increase the utilization of our existing logistics network, especially in North America.

SALES AND MARKETING

     Our sales and marketing activities are conducted by our sales force located at our sales offices worldwide and at each of our distribution centers. A key element of our sales and marketing strategy is to use our distribution centers as a means of providing value-added services for our customers. As a result, we have made significant investments in our network of distribution centers and plan additional investments aggregating approximately $75 million through 2003. Our planned investments are concentrated in the United States, our

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

largest market, where we believe that a nationwide presence will permit us to service a greater proportion of our customers' needs and to capture a greater proportion of the fresh and fresh-cut produce markets. Investments in our network will include new distribution centers with fresh-cut, ripening and other value-added service facilities, as well as enhancements to existing distribution centers and the addition of smaller distribution centers to service some of our growing regional markets.

     We actively support our customers through technical training in the handling of fresh produce, in-store merchandising support, joint promotional activities, market research and inventory and other logistical support. Since most of our customers carry only one branded product for each fresh produce item, our marketing and promotional efforts emphasize trade advertising and in-store promotions.

  North America

     In 2000, 50% of our net sales were made in North America. In North America, we have established a highly integrated sales and marketing network that builds on our ability to control air, land and sea transportation and distribution throughout our extensive logistics network. At June 29, 2001, we operated 16 distribution centers in the United States, which generally have ripening and fresh-cut facilities. We also operated four port facilities, which also include cold storage facilities, as well as a fleet of refrigerated trucks.

     Our logistics network provides us with a number of sales and marketing advantages. For example, because we are able to maintain the quality of our fresh produce in a continuous temperature-controlled environment, we are under less pressure to fully sell a shipment prior to its arrival at port. We are thus able to manage the timing of our sales to maximize margins. Our ability to off-load shipments for cold storage and distribution throughout our network also improves ship utilization by minimizing in-port docking time. Our logistics network also allows us to manage our inventory among distribution centers to respond more effectively to fluctuations in customer demand in the regions we serve.

     We have sales professionals in locations throughout the United States and in Canada. We sell to leading grocery stores and other retail chains, wholesalers, mass merchandisers, supercenters, foodservice operators, club stores and distributors in North America. These large customers typically take delivery of our products at the port facilities, which we refer to as FOB delivery. We also service these large customers, as well as an increasing number of smaller regional chains and independent grocers, through our distribution centers.

     We plan to increase sales made through our distribution centers. The proximity of our sales force to our customer base improves our ability to increase our share of the produce needs of our existing customers and to develop new customer relationships. Our sales force based in these centers actively promotes our range of value-added services, which include the preparation of fresh-cut fruit and vegetables, ripening, customized sorting and packing, direct-to-store delivery, and in-store merchandising and promotional support. Our distribution centers also allow us to accommodate our customers' temporary supply shortages. Our provision of these services not only generates significant incremental revenue and enables us to better manage our own inventory, but also positions us to service a greater proportion of these customers' regular fresh produce needs.

     We believe that the trend toward consolidation among retail stores will provide us with additional opportunities to extend our services across the United States. We believe that this trend will lead to a greater number of nationwide vendors, such as club stores and mass merchandisers, who will increasingly seek suppliers like us that can service all of their fresh produce requirements, as well as provide other value-added services. We expect to leverage our logistics expertise to increase sales through distribution centers in Europe, the Asia-Pacific region and South America.

  Europe

     We distribute our products throughout Europe. In the United Kingdom, where we operate five distribution centers, our products are distributed to leading retail chains, smaller regional customers, as well as to wholesalers and distributors through direct sales and distribution centers. In Northern and Southern Europe, we generally distribute our products through two marketing companies. In 1999, we also acquired all of the outstanding shares of Banana Marketing Belgium, a marketing company in Belgium, which enabled us to expand our direct sales in the Northern European market. We also have a distribution center and a sales office in the Netherlands. We plan to continue to evaluate opportunities to expand our operations in Europe, both through potential acquisitions and other arrangements.

  Asia-Pacific

     We distribute our products in the Asia-Pacific region, including the Middle East, through direct marketing and through large distributors. Our principal markets in this region are Japan, Korea, China and Hong Kong. In Japan, we distributed approximately 61% of our products in 2000 through direct sales and the remainder through Japan's largest fresh produce distribution cooperative, which distributes our products on a sales commission basis. We manage four distribution centers at ports in Japan with cold storage and banana ripening facilities.

     We also engage in direct sales and marketing activities in Korea and Hong Kong. In other Asia-Pacific markets, we sell to local distributors. In Korea, we have one distribution center, including state-of-the art ripening technology that is not available in that market, increasing our ability to offer value-added services.

  South America

     Based on our long experience in sourcing fresh produce in South America, we believe that we are well positioned to become an important supplier to key markets, including principally Brazil, Argentina and Chile, which we believe offer significant growth potential. We began distributing our products in South America in 2000. We have direct sales and marketing activities in Brazil, Argentina and Chile. We have one distribution center in Argentina and are building a new state-of-the-art facility in Brazil. Our initial sales in these markets have focused mainly on bananas, melons and non-tropical fruit.

QUALITY ASSURANCE

     To ensure the consistent high quality of our products, we have a quality assurance group that maintains detailed quality specifications for all our products that generally exceed minimum regulatory requirements. Our specifications require extensive sampling of our fresh produce at each stage of the production and distribution processes to ensure high quality and proper sizing, as well as to identify the primary sources of any defects. Our fresh produce is evaluated based on both external appearance and internal quality, using size, color, porosity, translucence and sweetness criteria. Only fresh produce meeting our stringent quality specifications is sold under the DEL MONTE(R) brand.

     We are able to maintain the high quality of our products by growing our own produce and working closely with our independent growers. We insist that all produce supplied by our independent growers meet the same stringent quality requirements as produce grown on our own farms. Accordingly, we monitor our independent growers to ensure that their produce will meet agricultural and quality control standards, offer technical assistance on certain aspects of production and packing and, in some cases, manage the farms. The quality assurance process begins on the farms and continues as harvested products enter our packing facilities. Where appropriate, we cool the fresh produce at our packing facilities to maximize quality and optimize shelf life. As an indication of our commitment to quality, many of our operations have received certificates of compliance from the International Standards of Operation, or ISO, in environmental compliance (14001) and production processes (9002).

RESEARCH AND DEVELOPMENT

     Our research and development programs have led to improvements in agricultural and growing practices and product packaging technology. These programs are directed mainly at reducing the cost and risk of pesticides, using natural biological agents to control pests and diseases, testing new varieties of our principal fruit varieties for improved crop yield and resistance to wind damage and improving postharvest handling. We have also been seeking to increase the productivity of low-grade soils for improved banana growth and experimenting with various other types of fresh produce. Our research and development efforts are conducted by our staff of over 200 professionals and include studies conducted in laboratories, as well as on-site field analyses and experiments. Our research and development professionals are located at our major production facilities, and we provide our growers with access to improved technologies and practices.

     Some of the recent research and development projects include:

     - the development of the Del Monte Gold(R) Extra Sweet pineapple;

     - improved irrigation methods and soil preparation for melon planting; and

     - improved packing technology, including "lay-down" boxes for our pineapples that help reduce damage to our pineapples in transit, and various technological enhancements to packing designs and materials that improve the strength of our packaging, while maintaining a level of air flow and moisture that allows for optimal ripening and minimal deterioration during transit.

TRADEMARKS AND LICENSES

     We have the exclusive right to use the DEL MONTE(R) brand for fresh fruit, fresh vegetables and other fresh and fresh-cut produce on a royalty-free basis under a worldwide, perpetual license from Del Monte Corporation, an unaffiliated company that owns the DEL MONTE(R) trademark. Del Monte Corporation and several other unaffiliated companies manufacture, distribute and sell under the DEL MONTE(R) brand canned or processed fruit, vegetables and other produce, as well as dried fruit, snacks and other products. Our licenses allow us to use the trademark "DEL MONTE" and the words "DEL MONTE" in association with any design or logotype associated with the brand, conditional upon our compliance with certain quality control standards. The licenses also give us certain other trademarks and trademark rights, on or in connection with the production, manufacture, sale and distribution of fresh fruit, fresh vegetables, fresh produce and certain other specified products. In addition, the licenses allow us to use certain patents and trade secrets in connection with the production, manufacture, sale and distribution of the fresh fruit, fresh vegetables, fresh produce and certain other specified products.

     We also sell produce under several other brands for which we have obtained registered trademarks, including Fielder(R), Purple Mountain(R) and UTC(R).

GOVERNMENT REGULATION

     Agriculture and the sale and distribution of fresh produce are subject to extensive regulation by government authorities in the countries where the produce is grown and the countries where such produce is marketed. We have internal policies and procedures to comply with the most stringent regulations applicable to our products, as well as a technical staff to monitor pesticide usage and ensure compliance with applicable laws and regulations. We believe we are in material compliance with these laws and regulations.

     We are also subject to various government regulations in countries where we market our products. The countries in which we market a material amount of our products are the United States, the countries of the European Union, Japan, China and South Korea. These government regulations include:

     - sanitary regulations, particularly in the United States and the countries of the European Union;

     - regulations governing pesticide use and residue levels, particularly in the United States, Japan and Germany; and

     - regulations governing packaging and labeling, particularly in the United States and the countries of the European Union.

     Any failure to comply with applicable regulations could result in an order barring the sale of part or all of a particular shipment of our products or, in an extreme case, the sale of any of our products for a specified period. In addition, we believe there has been an increasing emphasis on the part of consumers, as well as retailers, wholesalers, distributors and food service operators, on food safety issues, which could result in our business and operations being subject to increasingly stringent food safety regulations or guidelines.

     Although the fresh-cut fruit and vegetables industry is not currently subject to any specific governmental regulations, we cannot predict whether or when any regulation will be implemented or the scope of any possible regulation.

  European Union Banana Import Regulations

     On May 2, 2001, the European Commission adopted a new regulation which revised a banana import system based on the agreement reached by the European Union with the United States government on April 11, 2001. The new system became effective July 1, 2001 and maintains the use of the 1993 banana import license system until December 31, 2005.

  Environmental Matters

     The management, use and disposal of some chemicals and pesticides are an inherent aspect of our production operations. These activities and other aspects of production are subject to various environmental laws and regulations, depending upon the country of operation. In addition, in some countries of operation, the environmental laws can require the investigation and, if necessary, remediation of contamination related to past or current operations. We are not a party to any dispute or legal proceeding relating to environmental matters where we believe that the risk associated with the dispute or legal proceeding would be material, except as described below in connection with the Kunia well site and under "-- Legal Proceedings."

     On May 10, 1993, the EPA identified a certain site at our plantation in Hawaii for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. See "-- Legal Proceedings -- Kunia Well Site."

COMPETITION

     We compete based on a variety of factors, including the appearance, taste, size, shelf life and overall quality of our fresh produce, price and distribution terms, the timeliness of our deliveries to customers and the availability of our produce items. The fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. Competition in the sale of bananas, pineapples, melons and the other fresh fruit and vegetables that we sell comes from competing producers. Our sales are also affected by the availability of seasonal and alternative produce. While historically our main competitors have been multinational banana and pineapple producers, our significantly increased product offering in recent years has resulted in additional competition from a variety of companies. These companies include local and regional producers and distributors in each of our fresh produce and fresh-cut product categories.

     The extent of competition varies by product. In the pineapple, grape and non-tropical fruit markets, we believe that the high degree of capital investment and cultivation expertise required, as well as the longer length of the growing cycle, make it relatively difficult to enter the market, especially for smaller producers. In addition, there has historically tended to be less price volatility for pineapples as compared to bananas, due to a more stable equilibrium between supply and demand. This is in part attributable to a perception by consumers that there are fewer comparable alternatives to fresh pineapples.

     In the banana market, we continue to face competition from a limited number of large multinational companies. At times, particularly when demand is greater than supply, we also face competition from a large number of relatively small banana producers. Unlike pineapples, grapes and stone fruit, there are few barriers to entry into the banana market. Supplies of bananas can be increased relatively quickly due to banana's relatively short growing cycle and the limited capital investment required for banana growing. As a result, banana prices fluctuate significantly as a result of supply and demand, as well as seasonal factors.

     In the melon market, we compete with producers and distributors of both branded melons and unbranded melons. From June to October, the peak North American and European melon-growing season, many growers enter the market with less expensive unbranded or regionally branded melons due to the relative ease of growing melons during this period, the short growth cycle and reduced transportation costs resulting from the proximity of the melon farms to the markets. These factors permit many smaller domestic growers to enter the market. As there are comparatively fewer melons available during November to May, the off-season in North America and Europe, we concentrate on our sales efforts during this period when competition is less intense.

     The fresh-cut produce market is highly fragmented, and we compete with a wide variety of local and regional distributors of branded and unbranded fresh-cut fruit and vegetables and, in the case of certain fresh-cut vegetables, a small number of large, branded producers and distributors. In this market, however, we believe that our principal competitive challenge is to capitalize on the growing trend of retail chains and independent grocers to outsource their own on-premises fresh-cut operations. We believe that our sales strategy, which emphasizes not only our existing sources of fresh produce, but a full range of value-added services and increasingly national distribution, will position us to gain an increasing share of this market.

PRODUCTION FACILITIES

     The following table summarizes the principal farms owned or leased by us and the principal products grown on these farms by location as of June 29, 2001.

                             ACRES UNDER PRODUCTION

LOCATION                            ACRES OWNED   ACRES LEASED   PRINCIPAL PRODUCTS
--------                            -----------   ------------   ------------------
Costa Rica........................    20,800           800       Bananas, Pineapples
Guatemala.........................    15,800         2,700       Bananas, Melons
Brazil............................     4,500            --       Bananas, Melons
Chile.............................     5,400            --       Grapes, Non-Tropical Fruit
Hawaii............................        --         9,400       Pineapples
Contiguous United States..........       700         2,400       Melons, Grapes, Non-Tropical
                                                                 Fruit, Vidalia(R) Sweet Onions

We are leasing additional land in Hawaii on a month to month basis pending resolution of the environmental issues relating to the Kunia well site. We also lease land in Argentina on a seasonal basis for our grain operations.

EMPLOYEES

     At June 29, 2001, we employed a total of approximately 19,000 people worldwide, substantially all of whom are year-round employees. Approximately 17,000 of these people are employed in production locations, and the majority are unionized. We believe that our relationship with our employees and unions is satisfactory.

LEGAL PROCEEDINGS

  DBCP Litigation

     Starting in December 1993, two of our U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane ("DBCP") during the period 1965 to 1990.

     In December 1998, our U.S. subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of our settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of our settlement, the majority of which has been recovered from our insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to our subsidiaries.

     On February 16, 1999, two of our U.S. subsidiaries were purportedly served in the Philippines in an action entitled Davao Banana Plantation Workers' Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by a Banana Workers' Association purportedly on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. At this time, it is not known how many, if any, of the Association's members are claiming against our subsidiaries and whether these are the same individuals who have already settled their claims against our subsidiaries. Our subsidiaries filed motions to dismiss the action and for reconsideration on jurisdictional grounds, which were denied. Accordingly, our subsidiaries answered the plaintiffs' complaint denying all the plaintiffs' allegations.

     Our United States subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who have filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs' home countries. In each case, the plaintiffs appealed the dismissal. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of our subsidiary for forum non conveniens and lack of personal jurisdiction for the Mississippi actions. On May 31, 2001, the Hawaiian plaintiffs' appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court is planned.

     On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

     On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of our subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases arising from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Our subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000.

     On November 15, 1999, one of our U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted our settlement offer. Our subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against our subsidiaries. At this time, it is premature to evaluate the likelihood of a favorable or unfavorable outcome with respect to any of the non-settled DBCP claims.

  Hawaiian Litigation

     On December 4, 2000, the Honolulu Board of Water Supply (Board) amended its complaint (the original complaint did not include Fresh Del Monte as a defendant) in state court to include one of our subsidiaries as one of several defendants for alleged contamination of certain water wells in Honolulu, Hawaii. On April 16, 2001, the Board dismissed our subsidiary without prejudice.

     On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the original complaint did not include Fresh Del Monte as a defendant) in federal court to include one of our subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Our subsidiary is in the process of filing its denial of all the Plaintiffs' claims and asserting substantial defenses.

     Our subsidiaries intend to vigorously defend themselves in all of these matters. At this time, we are not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, we are not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of June 29, 2001.

  Kunia Well Site

     In 1980, elevated levels of certain chemicals were detected in the soil and ground water at one of our subsidiaries' leased plantations in Hawaii, which we refer to as the Kunia well site. Shortly thereafter, we discontinued the use of the Kunia well site and provided an alternate water source to area well users and commenced our own voluntary cleanup operation. In 1993, the Environmental Protection Agency identified the Kunia well site for potential listing on the National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia sell site to the National Priorities List. One of our subsidiaries entered into an order with the EPA for the Kunia well site on September 28, 1995. Under the terms of the order, our subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The remedial investigation report was approved by the EPA in February 1999. A final draft feasibility study was submitted for EPA review in December 1999, and our subsidiary expects that the feasibility study will be finalized by the fourth quarter of 2001.

     Based on the draft feasibility study submitted to the EPA in December 1999, the estimated remediation costs associated with this matter are expected to be between approximately $5.0 million and $30.0 million. As of December 29, 2000, we recorded a provision of approximately $4.2 million related to this matter, which represented the discounted value of the minimum estimated liability and is included in other noncurrent liabilities in our balance sheet.

     In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information regarding our directors and senior management as of August 31, 2001:

NAME                                                      POSITION
----                                                      --------
Mohammad Abu-Ghazaleh.........  Chairman of the Board, Director and Chief Executive Officer
Hani El-Naffy.................  President, Director and Chief Operating Officer
John F. Inserra...............  Executive Vice President and Chief Financial Officer
M. Bryce Edmonson.............  Senior Vice President, North America
Jean-Pierre Bartoli...........  Senior Vice President, Europe and Africa
Randolph Breschini............  Vice President, Asia-Pacific
Jose Antonio Yock.............  Senior Vice President, Central America
Jose Luis Bendicho............  Vice President, South America
Sergio Mancilla...............  Senior Vice President, Shipping Operations
Dr. Thomas R Young............  Vice President, Research, Development & Agricultural
                                Services
Zoltan Pinter.................  Vice President, General Counsel and Secretary
Marissa R. Tenazas............  Vice President, Human Resources
Antolin D. Saiz...............  Vice President, Internal Audit
Amir Abu-Ghazaleh.............  Director
Maher Abu-Ghazaleh............  Director
Marvin P. Bush................  Director
Stephen L. Way................  Director
John H. Dalton................  Director
Edward L. Boykin..............  Director


     Mohammad Abu-Ghazaleh -- Chairman of the Board, Director and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Managing Director, Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was General Manager for Metico (Dubai) from 1976 to 1986 and General Manager for Metico (Kuwait) from 1967 to 1975.


     Hani El-Naffy -- President, Director and Chief Operating Officer. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President and General Manager of T.C.A. Shipping.

     John F. Inserra -- Executive Vice President and Chief Financial Officer. Mr. Inserra has served as our Executive Vice President and Chief Financial Officer since December 1994. In April 1993, he was named our Controller and in July 1994, he became our Vice President and Controller. Between 1989 and April 1993, Mr. Inserra was the Controller of Del Monte Tropical Fruit Company.

     M. Bryce Edmonson -- Senior Vice President, North America. Mr. Edmonson has served as our Senior Vice President, North America since January 1997. Prior to that time, he was our Vice President, Sales and Marketing for North America from September 1995 to January 1997, and our Director of Del Monte melon operations from 1990 to 1995. From 1987 to 1990, Mr. Edmonson was our Director of North American Product Management.

     Jean-Pierre Bartoli -- Senior Vice President, Europe and Africa. Mr. Bartoli has served as our Senior Vice President, Europe & Africa since April 1997. Prior to that time, he served as our Financial Director for the European and African region from 1990 to 1997. Mr. Bartoli held various financial positions in our European operations from 1983 to 1990.

     Randolph Breschini -- Vice President, Asia-Pacific. Mr. Breschini has served as our Vice President, Asia-Pacific since March 1998. Prior to that time, he was the Chief Executive Officer and General Manager for the California 38th District Agricultural Association from 1997 to 1998 and General Manager for Hunt Wesson, Inc. from 1994 to 1996. From 1984 to 1994, Mr. Breschini held various senior operational management positions with Dole Fruit Company.


     Jose Antonio Yock -- Senior Vice President, Central America. Mr. Yock has served as our Senior Vice President, Central America since March 2000. These duties include tropical fruit operations in Latin America. He was Senior Vice President, Latin America from July 1994 to March 2000. Prior to that time, he was our Vice President, Finance for the Latin American region from June 1992 to July 1994. Mr. Yock joined Fresh Del Monte in April 1982 and has served in several financial management positions.


     Jose Luis Bendicho -- Vice President, South America. Mr. Bendicho has served as our Vice President, South America since March 2000. From September 1998 until March 2000, he served as our Regional Finance Director, Chile. Prior to 1998, Mr. Bendicho was with United Trading Company, a subsidiary of IAT Group Inc., as Administration and Finance Manager.

     Sergio Mancilla -- Senior Vice President, Shipping Operations. Mr. Mancilla has served as our Senior Vice President, Shipping Operations since January 1997. Prior to that time, he was General Manager for Maritima Altisol, Ltd. from October 1990 to December 1996. From January 1981 through October 1990, Mr. Mancilla was Master Officer with several Chilean shipping companies.

     Dr. Thomas R Young -- Vice President, Research, Development and Agricultural Services. Dr. Young joined us in January 2001, from Syngenta Corporation, formerly Novartis Crop Protection, where he served in a variety of research and development positions and coordinated national and international research programs involving plant disease control on vegetable, field, fruit and ornamental crops.

     Zoltan Pinter -- Vice President, General Counsel and Secretary. Mr. Pinter has served as our Vice President, General Counsel and Secretary since July 1999. From 1998 to 1999, Mr. Pinter served as our Associate General Counsel and Assistant Secretary. Prior to joining Fresh Del Monte, he served as General Counsel and Secretary for IAT Group Inc. from 1997 to 1998. From 1994 to 1997, Mr. Pinter was a senior associate with Adorno & Zeder, P.A. and an associate with Popham Haik Schnobrich and Kaufman, Ltd. from 1991 to 1994. From 1989 to 1991, Mr. Pinter worked as a law clerk including a clerkship for the Honorable Thomas E. Scott, United States District Court Judge for the Southern District of Florida. From 1983 to 1989, Mr. Pinter held various positions with big five accounting firms.

     Marissa R. Tenazas -- Vice President, Human Resources. Ms. Tenazas has served as our Vice President, Human Resources since May 1999. From December 1996 to April 1999, she served as our Senior Director, Human Resources. From 1989 to 1996, she served as Personnel Manager for Suma Fruit International (USA), Inc., a subsidiary of IAT Group Inc.

     Antolin D. Saiz -- Vice President, Internal Audit. Mr. Saiz has served as our Vice President, Internal Audit since May 1999. From March 1996 until April 1999, he served as the Controller for Latin America for the Inacom Corporation. From 1993 through 1996, Mr. Saiz served in Financial Controllership roles for the Wackenhut and LifeFleet Corporations. Prior to that time, Mr. Saiz served as an Audit Manager with BDO Seidman, CPAs.

     Amir Abu-Ghazaleh -- Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is currently the General Manager for Abu-Ghazaleh International Company and has held this position since April 1987.

     Maher Abu-Ghazaleh -- Director. Mr. Abu-Ghazaleh has served as our Director since December 1996. He is presently the Managing Director of Suma International General Trading and Contracting Company. Prior to this, he served as the General Manager of Metico (Kuwait) from 1975 to 1995.

     Marvin P. Bush -- Director. Mr. Bush has served as our Director since January 1998. He is a co-founder and the Managing Director of Winston Partners Group, a private investment firm based in Vienna, Virginia. He is also Managing General Partner of Winston Growth Fund, L.P., Winston International Growth Fund, L.P., Winston Small Cap Growth Fund, L.P., and a series of private equity investment partnerships. Mr. Bush also serves on the Board of Directors of Kerrco, Inc. and HCC Insurance Holdings, Inc.

     Stephen L. Way -- Director. Mr. Way has served as our Director since January 1998. He is the Chairman and Chief Executive Officer of HCC Insurance Holdings, Inc., a New York Stock Exchange company which he founded in 1974.


     John H. Dalton -- Director. Mr. Dalton has served as our Director since May 1999. He is the President and Director of IPG Photonics Corp. He has held three presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and chairman of the Federal Home Loan Bank Board from December 1979 through July 1993. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Niagara Mohawk Holdings, Inc., Trans Technology, Inc. and Cantor Exchange.


     Edward L. Boykin -- Director. Mr. Boykin has served as our Director since November 1999. Following a 30-year career with Deloitte & Touche LLP., Mr. Boykin retired in 1991 and is currently a private consultant. Mr. Boykin also serves on the board of Blue Cross and Blue Shield of Florida, Inc.

     Mr. Mohammad Abu-Ghazaleh, Mr. Amir Abu-Ghazaleh and Mr. Maher Abu-Ghazaleh are brothers and, together with other members of the Abu-Ghazaleh family, are shareholders of IAT Group Inc., our principal shareholder, which controls our company.

COMPENSATION

     The aggregate compensation expense with respect to services rendered by all directors and senior management of our Company as a group during 2000 was $4.4 million. This amount includes an incentive payment made under an agreement that provides for the annual incentive payments equal to the sum of: (1) 2% of the amount of our consolidated net income up to $20 million, and (2) 1 1/2% of the amount of our consolidated net income above $20 million. For fiscal 2001 and subsequent years, aggregate compensation expense will also include an incentive payment made under a program providing for annual incentive payments equal to between 5% and 100% of annual compensation based on the price performance of our ordinary shares.

     During 2000, we contributed or accrued an aggregate of $35,990 for the accounts of our executive officers under an incentive savings and security plan. This savings plan is a defined contribution pension plan that is qualified under
Section 401(k) of the Internal Revenue Code of 1986. We make matching contributions for the accounts of participants in this savings plan generally equal to 50% of the contributions made by each such participant to this plan up to 6% of an employee's compensation. We also maintain certain tax-qualified defined benefit pension plans and supplemental non-qualified defined benefit pension plans.

BOARD PRACTICES

     Our board of directors is divided into three classes, as nearly equal in number as possible, with one class being elected at each year's annual general meeting of shareholders. Mr. Maher Abu-Ghazaleh and Mr. Marvin Bush are in the class of directors whose term expires at the 2002 annual general meeting of our shareholders. Mr. Mohammad Abu-Ghazaleh, Mr. Hani El-Naffy and Mr. John Dalton are in a class of directors whose term expire at the 2003 annual shareholders meeting. Mr. Amir Abu-Ghazaleh, Mr. Stephen Way and Mr. Edward Boykin are in the class of directors whose term expires at the 2004 annual general meeting of our shareholders. At each annual general meeting of our shareholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     Members of our senior management are appointed by, and serve at the discretion of, our board of directors.

     Our board of directors has established a compensation committee and an audit committee whose members are comprised solely of directors independent of our management. The compensation committee establishes salaries, incentives and other forms of compensation for our directors and officers and recommends policies relating to our benefit plans. The audit committee oversees the engagement of our independent auditors and, together with our independent auditors, reviews our accounting practices, internal accounting controls and financial results. The audit committee members are Mr. Edward Boykin, Mr. Marvin Bush and Mr. John Dalton. The compensation committee members are Mr. Stephen Way and Mr. Marvin Bush.

SHARE OWNERSHIP

  Share Ownership of Directors and Senior Management

     As of August 31, 2001, the aggregate number of our ordinary shares beneficially owned by our directors and senior management was 36,677,267. This number includes options to purchase an aggregate of 1,134,806 ordinary shares under our option plans.

  Employee Stock Option and Incentive Plan

     In 1997, we adopted our 1997 Share Incentive Plan. This plan provides for options to purchase an aggregate of 2,380,030 ordinary shares to be granted to non-employee directors and employees of our company who are largely responsible for the management, growth and protection of our business in order to provide the eligible persons with incentives to continue with our company and to attract personnel with experience and ability. In 1999, we adopted our 1999 Share Incentive Plan, which provides for options to purchase an aggregate of 2,000,000 ordinary shares to be granted to eligible persons. Each option:

     - has an exercise price per share equal to the fair market value of an ordinary share on the grant date,

     - in most cases, became exercisable with respect to 20% of the ordinary shares subject to the option on the date of grant,

     - in most cases, will become exercisable with respect to an additional 20% of the shares on each of the next four anniversaries of such date, and

     - will terminate ten years after the date of grant (unless earlier terminated under the terms of the 1997 Share Incentive Plans).

     The following table shows the information relating to the outstanding options for ordinary shares as of August 31, 2001 under the 1997 and 1999 Share Incentive Plans:

NUMBER OF OPTIONS OUTSTANDING                    EXERCISE PRICE PER SHARE    EXPIRATION DATE
-----------------------------                    ------------------------    ---------------
1,015,000......................................          $16.0000              October 2007
90,000.........................................          $14.2188              January 2008
430,000........................................          $15.6875                March 2009
30,000.........................................          $ 8.3750             November 2009
1,264,000......................................          $ 9.2813             November 2009
90,000.........................................          $ 7.8750                March 2010
1,083,030......................................          $ 5.9500                April 2011

                             PRINCIPAL SHAREHOLDERS

     In our memorandum and articles of association, our authorized share capital consists of 200,000,000 ordinary shares having a par value of $0.01 per share, of which 53,969,600 shares were issued and outstanding as of August 31, 2001, and 50,000,000 preferred shares having a par value of $0.01 per share, none of which have been issued.

     The following table sets forth certain information as of August 31, 2001, with respect to each shareholder known to us to own more than 5% of our ordinary shares and with respect to the ownership of ordinary shares by all directors and officers of our company as a group. The information in the table has been calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

                                                               NUMBER OF     PERCENT OF
BENEFICIAL OWNERS                                             SHARES OWNED     CLASS
-----------------                                             ------------   ----------
IAT Group Inc.(1)(2)........................................   30,972,836      57.4%
Sumaya Abu-Ghazaleh(2)(3)(5)................................   30,972,836      57.4
Mohammad Abu-Ghazaleh(2)(4)(5)..............................   33,368,341      61.8
Oussama Abu-Ghazaleh(2)(4)(5)...............................   31,756,075      58.8
Maher Abu-Ghazaleh(2)(3)(5).................................   31,646,075      58.6
Amir Abu-Ghazaleh(2)(3)(5)..................................   32,032,217      59.4
Fatima Abu-Ghazaleh(2)(3)(5)................................   30,972,836      57.4
Nariman Abu-Ghazaleh(2)(3)(5)...............................   30,972,836      57.4
Maha Abu-Ghazaleh(2)(3)(5)..................................   30,972,836      57.4
Wafa Abu-Ghazaleh(2)(3)(5)..................................   30,972,836      57.4
Hanan Abu-Ghazaleh(2)(3)(5).................................   30,972,836      57.4
All directors and officers as a group (19 persons)(6).......   36,677,267      67.9

---------------

(1) The registered office address of IAT Group Inc. is c/o Walkers, Walker House, Mary Street, P.O. Box 265, George Town, Grand Cayman, Cayman Islands.
(2) Sumaya Abu-Ghazaleh beneficially owns 12.5% of IAT Group Inc.'s outstanding voting equity securities, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh beneficially owns 20.2% of IAT Group Inc.'s outstanding voting equity securities, and each of Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh and Hanan Abu-Ghazaleh beneficially owns 1.34% of IAT Group Inc.'s outstanding voting equity securities. Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc.; however, because each of the IAT Group Inc. shareholders votes with other family members, the Abu-Ghazaleh family jointly controls IAT Group Inc. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the ordinary shares directly owned by IAT Group Inc. and to share voting and dispositive power with respect to the ordinary shares directly owned by IAT Group Inc. However, because no one individual Abu-Ghazaleh family member owns a controlling interest in IAT Group Inc., but rather the family members must act in concert to control IAT Group Inc., no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any ordinary shares directly owned by IAT Group Inc.
(3) The business address of Sumaya Abu-Ghazaleh, Maher Abu-Ghazaleh, Amir Abu-Ghazaleh, Fatima Abu-Ghazaleh, Nariman Abu-Ghazaleh, Maha Abu-Ghazaleh, Wafa Abu-Ghazaleh, and Hanan Abu-Ghazaleh is c/o Ahmed Abu-Ghazaleh & Sons Co. Ltd., No. 18, Hamariya Fruit & Vegetable Market, Dubai, United Arab Emirates.
(4) The business address of Mohammad Abu-Ghazaleh and Oussama Abu-Ghazaleh is c/o Del Monte Fresh Produce (Chile) S.A., Avenida Santa Maria 6330, Vitacura, Santiago, Chile.
(5) Includes 30,972,836 ordinary shares owned directly by IAT Group Inc. which each of the named individuals may be deemed to beneficially own indirectly by virtue of their ownership interest in IAT Group Inc.
(6) Includes (1) 30,972,836 shares owned directly by IAT Group Inc. which each of Mohammad Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh may be deemed to beneficially own indirectly by virtue of his ownership interest in IAT Group Inc., (2) an aggregate of 4,569,625 shares owned directly by certain directors and officers and (3) an aggregate of 1,134,806 ordinary shares subject to vested and currently exercisable options held by certain directors and officers.

ITEM 7.           FINANCIAL STATEMENTS AND EXHIBITS

         Press Release dated September 11, 2001 relating to the filing by the Company of a registration statement under the Securities Act of 1933, as amended, in connection with the proposed public offering of the Company's ordinary shares.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    FRESH DEL MONTE PRODUCE INC.


Date: September 24, 2001            By:/s/ Hani El-Naffy
                                       -----------------------------------------
                                       Hani El-Naffy
                                       President & Chief Operating Officer


                                    By:/s/ John F. Inserra
                                       -----------------------------------------
                                       John F. Inserra
                                       Executive Vice President &
                                       Chief Financial Officer

Exhibit                                                      Page Number
-------                                                      -----------

Press Release dated September 11, 2001....................   Exhibit 99.1